
09002435

HICKOK

INCORPORATED

2008
ANNUAL REPORT


Received SEC
MAR 0 5 2009
Washington, DC 20549
PROCESSED
MAR 1 0 2009
THOMSON REUTERS

January 5, 2009

Dear Shareholder:

Fiscal 2008 started strong with first quarter revenues of $7,241,412 and a profit of $1,108,889. Fiscal 2007 ended strong with fourth quarter revenues of $5,970,244 and a profit of $451,297. Both of these strong quarters were a result of revenues generated from our EVAP product for the California Evaporative Emissions Testing Program. Hickok and our partner, ESP, garnered about 2/3 of the market with our offering. I attribute our success to the development of patented technology, the engineering of a superior product, and our partner's strong sales and customer service reputation. In addition, we have filed a patent infringement lawsuit against our competitor in the California market.

Unfortunately the rest of fiscal 2008 wasn't as good. That strong first quarter masked the fact that the other markets the Company serves were slipping into recession. We knew that NGS sales were slipping as they had been for two years because we were still recovering from the reduced functionality due to an inability to acquire certain Ford proprietary information from 2005 to 2007. However, we were also experiencing a slowing of other aftermarket product sales for no apparent reason other than the markets softening. Simultaneously we had a program for an OEM that required development of new technology that if successful could enable our entry into the lucrative market of diesel engine diagnostics with broadly salable proprietary products. The technology tests the new high-pressure fuel injection systems on diesel engines and isolates faulty components such as pumps, regulators and fuel injectors. These items are a major warranty expense and customer satisfaction issue primarily because the systems are expensive and hard to diagnose properly.

We were also able to introduce a diesel fuel injector test method we had developed in 2006 to a major truck engine manufacturer late in the fiscal year. It is applicable to the older low-pressure fuel, high-pressure oil type injection systems. The manufacturer was immediately interested and we have been working closely with them since. We are completing the design in preparation for a short field test and are forecasting revenues from this development in the third quarter. This product applies, along with the high-pressure system tester discussed earlier, to what we believe is a major market opportunity for both OEMs and Aftermarket diesel servicers .

The California program certainly gave us a boost but in fiscal 2008 the remainder of the emissions market was soft. The best assessment I heard was that many states were waiting for the elections before moving forward with new initiatives. We are hopeful that other states will see the success and emissions reduction payback of the California evaporative emissions testing and adopt similar programs for pre-OBD II vehicles. The State of New Jersey is implementing an OBD II testing program that includes gas cap testing. In late fiscal 2008 we delivered units for the centralized portion of the program and the de-centralized portion is targeted to begin in March 2009.

Although Indicator sales were slightly lower in fiscal 2008 compared to fiscal 2007 the aircraft and locomotive markets remained steady throughout the year. Military orders were particularly strong. Although we supply only a few finished meters for military planes we supply considerable quantities of high reliability movements that our customers use to deliver completed meters to this market. Late in the fiscal year we saw the first signs of slowing in the business and pleasure aircraft markets. The other markets appear to be steady and in particular the military market remains strong. As a result we are forecasting only a slight decrease in Indicator business this coming year.

In spite of slowing revenues we decided to continue investing in the future. We were nearing field-testing on the diesel engine technology and believed some revenues from the product would be realized in late fiscal 2008. We continued to press forward with the design of a new NGS product that we believe is key to our aftermarket sales efforts and will give us the ability to again grow those revenues. We also decided to continue development on a proprietary product that controls and documents the tightening of wheel lugs for tire retailers even though we knew it was a longer-term payback. We recently postponed development of this product and are researching marketability for two shorter development time products that would utilize the technology that was developed. As the year progressed it became evident that the changes occurring at the OEMs was slowing progress on the acceptance of the diesel product and other markets were softening further.

We began positioning ourselves to weather the economic slowing but we certainly didn't expect the crises that occurred in the fall. We imposed a hiring freeze mid-year and reduced manufacturing staff in September. During October we made small reductions in engineering, sales, and administrative staff. About that time the credit and automotive crises along with a major economic slowdown took shape. Through the period we maintained our staff to prepare for the new NGS introduction and our belief that the products we were developing offered substantial short-term sales opportunities. It became evident in late November that our markets were in turmoil and nothing was certain. In December we delayed certain projects, reduced staff, and imposed a rate reduction on all employees.

Under the current economic circumstances it is difficult to be optimistic about the future but I am. We have experienced similar downturns several times in the past and after those bad times the markets recovered and grew. I expect the same outcome this time. The question we cannot answer is when. Because we have been financially conservative we are positioned to weather the down turn much better than many companies. I am convinced that when markets begin to recover our demonstrated performance at the OEMs, the proprietary technology we have recently developed for diesel engines and other vehicle systems and our strong emissions testing and Aftermarket products should allow us to emerge from these difficult times and prosper.

Sincerely,



Robert L Bauman
President and CEO

HICKOK
INCORPORATED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2008

OR

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from Not Applicable to Not Applicable

Commission file number: 0-147

HICKOK INCORPORATED

(Name of small business issuer in its charter)

Ohio	**34-0288470**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
10514 Dupont Avenue, Cleveland, Ohio	**44108**
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number **(216) 541-8060**

Securities registered under

Section 12(b) of the Exchange Act:
NONE
Securities registered under Section 12(g) of the Exchange Act:

Class A Common Shares, $1.00 par value
(Title of Class)

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. **[ ]**

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes [X] No[ ]**

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. **[ ]**

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). **Yes [ ] No [X]**

State issuer's revenues for its most recent fiscal year. $12,070,326

As of December 15, 2008, the Registrant had 793,229 voting shares of Class A Common Stock outstanding and 454,866 voting shares of Class B Common Stock outstanding. As of such date, non-affiliates held 729,663 shares of Class A Common Stock and 233,098 shares of Class B Common Stock. As of December 15, 2008, based on the closing price of $4.10 per Class A Common Share on the Over The Counter Bulletin Board, the aggregate market value of the Class A Common Stock held by such non-affiliates was approximately $2,991,618. There is no trading market in the shares of Class B Common Stock.

Documents Incorporated by Reference:

PART OF FORM 10-KSB	DOCUMENT INCORPORATED BY REFERENCE
Part III (Items 9, 10, 11, 12, 13 and 14)	Portions of the Registrant's Definitive Proxy Statement to be used in connection with its Annual Meeting of Shareholders to be held on February 25, 2009.

Transitional Small Business Disclosure Format. **Yes [ ] No [X]**

Except as otherwise stated, the information contained in this Form 10-KSB is as of September 30, 2008.

For the fiscal years ended September 30, 2008, 2007 and 2006, Hickok Incorporated had revenues of less than $25,000,000 and less than $25,000,000 in outstanding voting and non-voting common equity held by non-affiliates. As a result, Hickok met the definition of a small business issuer under Regulation S-B and has elected to submit its future periodic reports in accordance with the disclosure requirements for small business issuers under Regulation S-B.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

General Development of Business

Hickok Incorporated was organized in 1915 as an Ohio corporation, and first offered its securities to the public in 1959. Except as otherwise stated, the terms "Company" or "Hickok" as used herein mean Hickok Incorporated and its two wholly-owned subsidiaries, Supreme Electronics Corp. and Waekon Corporation. Hickok develops and manufactures products used by companies in the transportation industry. Primary markets served are automotive, emissions testing, aircraft, and locomotive with sales both to original equipment manufacturers (OEM's) and to the aftermarkets.

Until the mid 1980's Hickok was known primarily for its ability to develop and manufacture electronic instruments for electronic servicers, precision indicating instruments for aircraft, locomotive, and industrial applications, and electronic teaching systems for vocational schools. Since the mid 1980's the Company has focused this expertise to develop and manufacture electronic diagnostic tools and equipment used by automotive technicians in the automotive market. This is now the Company's largest business segment. The Company continues to design and manufacture precision indicating instruments. This segment represents approximately 15% of the Company's current revenue.

In the early 1990's the Company had become dependent on a few large OEM customers for the majority of its business. After recognizing this dependency the Company tried several approaches to expand both its customer base and its product lines utilizing its existing expertise and acquisitions with modest success. The Company then determined that it was crucial that it expand its automotive business by designing products and opening sales channels to the automotive aftermarket. In February 1998 the Company added new products and customers within the automotive aftermarket with the acquisition of Waekon Industries.

In addition to the acquisition of Waekon Industries, the Company embarked on development programs to design tools specifically tailored to the needs of the automotive aftermarket and develop a variety of sales channels to the market. Since the acquisition, the Waekon name is used by the Company as a trademark to market its products to technicians in the automotive aftermarket and for certain emission inspection grade equipment it manufactures. Also the name Waekon-Hickok is used as a trademark for higher complexity equipment primarily aimed at automotive service shops as a shop tool. The Hickok brand is used for a family of products that are related to OEM grade tools sold to automotive dealerships and manufacturers.

Over the past several years the Company has developed a reputation as a quality emissions testing product provider. Our reputation for innovative emissions testing products began with the Model FPT27 Gas Cap Tester that has been used in numerous state programs by emissions testing equipment suppliers. In 2004 the Company developed and marketed a complete emissions testing platform for a State of Pennsylvania program. From 2002 until 2007 the Company worked with the State of California to develop a patented product for testing leaks in vehicle evaporative emissions systems. The Company began shipping the EVAP product in August 2007 and the bulk of units were shipped by early 2008. The California program implemented January 1, 2008. These emissions programs generally result in large short-term revenues for the Company with some residual benefits to future years.

The Company's operations are currently concentrated in the United States of America. Sales are primarily to domestic customers although the Company also makes sales to international customers through domestically based distribution companies.

Operating Segment Information

The Company's operations are combined into two reportable business segments: 1) indicators and gauges and 2) automotive diagnostic tools and equipment. Reference is made to "Segment and Related Information" included in the notes to the financial statements.

Indicators and Gauges

For over ninety-three years the Company has developed and manufactured precision indicating instruments used in aircraft, locomotives and other applications. In recent years the Company has specialized in aircraft and locomotive cockpit instruments. Within the aircraft market, instruments are sold primarily to manufacturers or servicers of business, military, and pleasure aircraft. Within the locomotive market, indicators are sold to both original equipment manufacturers and to operators of railroad equipment. Indicators and gauges represented approximately 15% of the Company's sales for fiscal 2008 and 15% for fiscal 2007. An original grouping of products, DIGILOG Instruments, were certified with the FAA during fiscal 2002. Subsequently several additional models have also been certified. The DIGILOG instrument is a customizable indicator that is a combination analog/digital indicator for the aircraft market. It can be adapted to display a wide variety of aircraft parameters.

Automotive Diagnostic Tools and Equipment

Since the mid 1980's the Company has concentrated on designing and marketing instruments used to diagnose automotive electronic systems. These products were initially sold to Ford Motor Company but are now sold to several automotive OEM's, and to the aftermarket using jobbers, wholesalers and mobile distributors. Since the late 1990's sales of products designed specifically to OEM requirements have been balanced with products developed for automotive aftermarket servicers and the emissions testing industry. In fiscal 2007 and 2006 orders from a supplier to OEMs for products designed to the OEM's requirements significantly affected revenues. In fiscal 2008, 2007 and 2004 emissions products significantly affected revenues. The aftermarket accounted for approximately 22% of the Company's automotive diagnostic and specialty tool sales in fiscal 2008 and 26% for fiscal 2007. As a whole, automotive diagnostic tools and equipment represented approximately 85% of the Company's sales for fiscal 2008 and 85% for fiscal 2007.

The Company has cultivated a reputation for developing innovative tools for automotive diagnostics and uses that reputation as leverage when it introduces new offerings. Being innovative sometimes adds to the difficulty of training the sales channels and technician market on the benefits of the product. An example of this is the On-Car Injector Flow Bench (OCIFB), that the Company introduced several years ago to the aftermarket. Sales of the product had been slowly increasing as the market began to understand its value. In 2004 a major automotive OEM became interested in the product's ability to measure the actual flow of fuel injectors on the vehicle. By enabling the dealership technician to obtain flow information they expected to substantially reduce their "no trouble found" warranty returns of fuel injectors. A major order for the OEM's dealerships was delivered in fiscal 2006 and an additional order for additional dealership coverage was delivered in fiscal 2007. The order, along with a smaller order for another innovative product that the Company has offered since 1999, resulted in almost $7,100,000 of revenue in 2006 and $3,400,000 in 2007.

New Generation Star (NGS) is an automotive scan tool that was supported by Ford Motor Company as a primary diagnostic tool for their vehicles since 1992. The Company had considerable success selling the NGS tool to aftermarket customers starting in 2000. Sales of NGS both to dealerships and aftermarket customers was a major revenue source for the Company. In 2005 Ford made the decision to no longer support the NGS with software and introduced a new tool to take its place. Without access to certain Ford proprietary algorithms the Company could not maintain the tool's functionality to the standards it had been previously. In late 2006 the Company was able to license the security algorithm from Ford. By late 2007 the software the Company developed returned the NGS tool to the factory developed software level of performance. In early 2009 the Company will introduce a new product called NGS Mach II that updates the hardware platform and extends the software functionality to current dealership standards while maintaining functionality for Ford vehicles back to 1984.

In addition the Company introduced NGS PC in 2007. This product is essentially a PC based implementation of the classic NGS product and it too is at factory level functionality. The NGS PC only addresses OBD II vehicles dating back to 1996 which is the same vehicle coverage as the new Ford tool that replaced NGS classic. The Company intends to put major marketing emphasis on the NGS products during 2009 in an effort to return these products to significant revenue generators. In addition, the Company believes these products represent brand defining products and have a significant influence on the ability to sell other products to aftermarket customers.

The Company has developed a reputation for introducing innovative aftermarket products. New products are important for growth in the aftermarket business. Because of the demands on its resources associated with major OEM and emission projects over the past few years, new product aftermarket rollouts have been fewer than in previous years. Significant resources have been devoted to updating the NGS product and several OEM opportunities have continued to limit the development effort associated specifically to other aftermarket products. While resources for aftermarket specific product have been limited, the OEM projects the Company has undertaken are expected to have significant aftermarket customer appeal. The Company has also developed a reputation with the aftermarket sales channels for innovation because of innovative policies, promotional concepts and field support.

Since reestablishing contacts with OEMs four years ago, the Company has had significant success with products to these customers. The Active Fuel Injector Tester selected by GM for all their North American dealers added to both fiscal 2006 and 2007 revenues. During 2008 the Company worked closely with GM to develop an adapter for the product that will extend its use to testing fuel injectors used in high pressure fuel diesel engines. The Company believes this development could extend the interest in the fuel injection testing product to other OEMs and the aftermarket. In addition the Company is working with another OEM on a different diesel fuel injector testing product. This product is also expected to have applicability to other OEMs and aftermarket service organizations. The Company also has other programs it is working with for OEM customers that may result in significant revenues in the future. All of these products are expected to have application in the aftermarket. The Company is striking a balance between the OEM type projects that often result in large one-time orders and aftermarket products that generally have longer product life and consistent revenue potential spread over longer time periods.

Vehicle emissions testing products are used by state inspection programs to determine if vehicles comply with environmental regulations. The Company developed a gas cap testing product in 2000 that has been very successful and is used by most emissions equipment providers as the gas cap tester in their offerings. Fiscal 2007 fourth quarter and fiscal 2008 first quarter revenue were materially influenced by a product developed for the State of California to test the fuel system of vehicles for leaks. In California, the Company partnered with Environmental Systems Products (ESP), a major provider of emissions testing equipment. ESP provided sales and service to customers and the Company designed and manufactured the product. Both of these products incorporate patented methods for making the measurements. With the continuing attention to environmental issues in North America, the Company is optimistic that both products will contribute to future revenues. In addition, the Company remains sensitive to other needs that may arise to develop products for measuring emissions related parameters.

Indicator revenues have remained fairly consistent for the past several years and are expected to remain consistent in foreseeable future years. Although the Company does not view this segment as a high growth potential, it does contribute significant revenues and margins. The Company believes year to year variation of revenue is more dependent on customer timing than any general market direction. Digilog, a higher margin product developed several years ago, continues to grow modestly in importance to the product segment.

Sources and Availability of Raw Materials

Raw materials essential to the business are acquired from a large number of United States of America manufacturers and some materials are now purchased from European and Southeast Asian sources.

Materials acquired from the electronic components industry include transistors, integrated circuits, resistors, capacitors, switches, potentiometers, micro controllers, and other passive parts. Fabricated metal or plastic parts are generally purchased from local suppliers or manufactured by the Company from raw materials. In general, the required materials are available, if ordered with sufficient lead times, from multiple sources at current prices.

Importance of Patents, Licenses, Franchises, Trademarks and Concessions

The Company presently has several patents and patent applications that relate to several of its products. The Company believes that its position in the industry is dependent upon its present level of engineering skill, research, sales relationships, production techniques and service. However, the Company does have several basic methodology patents related to products it offers that it considers very important to future revenue. The Company has three important patents, one related to vehicle fuel cap testing that expires in 2018 and a second patent related to gasoline fuel injector testing expiring in 2008. The most important patent is related to the testing of evaporative emissions systems that is the basis for the Company's product offering for the State of California. This patent expires in the year 2022. The Company monitors the marketplace for infringement of its patents and intends to pursue its rights should an infringement take place. The Company is currently engaged in such a proceeding. See Item 3 Legal Proceedings. Other than the names "Hickok" and "Waekon", the Company does not have any material licenses, trademarks, franchises or concessions.

Seasonality

The Company believes that there is a seasonality to the automotive aftermarket revenues. Typically the first and fourth quarters tend to be weaker than the other two quarters in this market. Orders for OEM or emissions testing products are primarily subject to customer timing requirements and have no known seasonality aspect to them. As a result, operating results can fluctuate widely from quarter to quarter and year to year. The California evaporative emissions systems program had a significant affect on the Company's first quarter results of fiscal 2008. In addition, the California evaporative emissions systems program substantially affected the fourth quarter results of fiscal 2007. During fiscal 2006 two significant OEM programs muted the seasonality of the first quarter and added to the third and fourth quarter results.

Practices Relative to Working Capital Items

The nature of the Company's business requires it to maintain sufficient levels of inventory to meet rapid delivery requirements of customers. The Company provides its customers with payment terms prevalent in the industry.

Dependence on Single or Few Customers

Sales to ESP amounted to approximately 53% and sales to General Motors Corporation also accounted for approximately 7% of the consolidated sales of the Company during fiscal 2008. During the fiscal year ended September 30, 2007, sales to ESP amounted to approximately 29% and sales to General Motors Corporation accounted for approximately 29% of the consolidated sales of the Company. During the fiscal year ended September 30, 2006, sales to Ford and General Motors Corporation accounted for approximately 9% and 48% respectively of the consolidated sales of the Company. The Company has no long-term contractual relationships with either Ford or General Motors. Several aftermarket distribution companies and several equipment OEM's have become a significant source of revenue. Sales in fiscal 2008 to ESP amounted to approximately $6,395,000 and sales to General Motors Corporation amounted to approximately $878,000. Sales to ESP amounted to approximately $3,620,000 and sales to General Motors Corporation amounted to approximately $3,683,000 during fiscal 2007. Sales to General Motors Corporation amounted to approximately $7,100,000 of the consolidated sales of the Company for fiscal 2006. The Company does not feel that it is dependent on any one customer but it is dependent on sales to this class of customers.

Backlog

The Company's order backlog as of September 30, 2008 totaled $794,000 as compared to $5,756,000 as of September 30, 2007 and $1,621,000 as of September 30, 2006. The decrease in fiscal 2008 is primarily due to decreased orders in automotive diagnostic products of $4,936,000, specifically, $4,867,000 for emissions products, $59,000 for automotive diagnostic products to OEM's and $10,000 for non-emission aftermarket products. Also contributing to the 2008 backlog decrease was $6,000 for indicators and gauges. The fiscal 2007 order backlog included orders for the emissions program in the

State of California with no similar program in fiscal 2008. The increase in fiscal 2007 versus 2006 was primarily due to increased orders in automotive diagnostic products of $4,118,000, specifically, $4,974,000 for emissions products, offset in part by decreases in automotive diagnostic products to OEM's of $830,000 and $26,000 for non-emission aftermarket products. Also contributing to the backlog increase was $24,000 for indicators and gauges. The current level of backlog is more typical for the Company than the prior year's large backlog.

Government Contract Renegotiation

No major portion of the business is open to renegotiation of profits or termination of contracts or subcontracts at the election of the Government. The amount of revenue derived from Government contracts is currently minimal and not material.

Competitive Conditions

The Company is engaged in a highly competitive industry and faces competition from domestic and international firms. Several of the Company's competitors have greater financial resources and larger sales organizations than the Company. Competition with respect to the Company's diagnostic tool business arises from the existence of a number of other significant manufacturers in the field, such as Snap-On, SPX Corporation, Teradyne, and Vetronix which dominate the available market in terms of total sales. The instrumentation industry is composed primarily of companies that specialize in the production of particular items as compared to a full line of instruments. The Company believes that its competitive position in this field is in the area of smaller, specialized products, an area in which the Company has operated since 1915 and in which the Company has established itself competitively by offering high-quality, high-performance products in comparison to high-volume, mass-produced items.

The Company depends on the automotive industry for sales of its OEM and aftermarket products. The Company's results of operations for fiscal 2008 were adversely affected by the deterioration in the automotive industry's performance during the year, and the Company anticipates that it will continue to face significant challenges until industry conditions improve substantially. While it has diversified its OEM projects to include emissions equipment sold to non-automotive OEMs to meet governmental testing mandates, the Company anticipates that its ability to maintain current business levels and to grow its OEM and aftermarket business will continue to depend to a significant extent on the health of the automotive industry.

Research and Development Activities

The Company expensed as incurred product development costs of $1,920,851 in 2008, $2,020,312 in 2007 and $1,840,182 in 2006. These expenditures included engineering product support and development of manuals for both of the Company's business segments.

Compliance with Environmental Provisions

The Company's capital expenditures, earnings and competitive position are not materially affected by compliance with federal, state and local environmental provisions which have been enacted or adopted to regulate the distribution of materials into the environment.

Number of Persons Employed

Total employment by the Company at September 30, 2008 was 118 full-time employees. The Company has no part-time employees. None of the employees are represented by a union. The Company considers its relations with its employees to be good.

Financial Information Concerning Foreign and Domestic Operations and Export Sales

During the fiscal year ended September 30, 2008, all manufacturing, research and development and administrative operations were conducted in the United States of America. Revenues derived from export sales approximated $248,000 in 2008, $274,000 in 2007, and $1,359,000 in 2006. Shipments to Australia, Canada, England and Germany make up the majority of export sales.

ITEM 2. DESCRIPTION OF PROPERTY

As of December 15, 2008 the Company had facilities in the United States of America as shown below:

LOCATION	SIZE	DESCRIPTION	OWNED OR LEASED
Cleveland, Ohio	37,000 Sq. Ft.	Two-story brick construction; used for corporate administrative headquarters, marketing and product development with limited manufacturing.	Owned
Greenwood, Mississippi	63,000 Sq. Ft.	One-story modern concrete block construction; used for manufacturing instruments, test equipment, and fastening systems products.	Leased, with annual renewal options extending through 2061.

The Company believes its plants and offices are in satisfactory operating condition, well maintained, adequate for the uses to which they are put and are adequately insured.

ITEM 3. LEGAL PROCEEDINGS

The Company is a co-defendant in two suits related to aircraft product liability. In both suits multiple companies are named and both relate to aircraft accidents on aircraft built more than 25 years ago. The first suit (Sullivan v. Hawker Beechcraft Corp., et al) was filed July 23, 2008 in the State of South Carolina Court of Common Pleas Sixteenth Judicial District and relates to a Hawker Beechcraft airplane that crashed. The second suit (Richard J. Dengel v. Metro Aviation Inc., Charles S. Lucero, and DOES 1-50 inclusive) was filed in Montana Eighth Judicial District Court, Cascade County. The Company has only received a notice dated October 15, 2008 from the court entitled NOTICE OF PROPERTY INSPECTION PURSUANT TO RULE 45 OF THE MONTANA RULES OF CIVIL PROCEDURE that was addressed to multiple companies about our right to inspect the Hawker Beechcraft airplane. Attorneys for our insurance carrier are currently seeking our removal from both of these suits. The Company maintains insurance coverage that Management believes will provide adequate coverage regardless of future outcomes.

In addition, the Company is the plaintiff in a suit pursuing patent infringement against a competitor in the emissions market (Hickok Incorporated v. Systech International, LLC and Delphi Corporation). The suit alleges infringement by the defendants on two of the Company's emission product patents. On one patent, which is related to gas cap testing, there were multiple items sold by Systech International, LLC in several markets over a period of several years. On the second patent, which relates to the Company's method for evaporative emissions testing used in California, there were multiple items sold into the California market during 2007 by Systech International, LLC and Delphi Corporation. The suit against the Systech International, LLC was filed in the United States District Court for the Northern District of Ohio Eastern Division on November 16, 2007 alleging the gas cap testing infringement. In January 2008 infringement of the Company's evaporative emissions patent was added to the suit. In June of 2008 Delphi Corporation was added to the suit as a defendant. Currently the proceedings are in the discovery stage that is expected to be completed during the first quarter of 2009. The Company is seeking damages estimated at approximately $225,000 for the gas cap testing patent infringement and approximately $2,300,000 for the evaporative emissions testing patent infringement.

Management believes that it is not currently possible to estimate the impact, if any, that the ultimate resolution of these matters will have on the company's results of operations, financial position or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not Applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following is a list of the executive officers of the Company as of September 30, 2008. The executive officers are elected each year and serve at the pleasure of the Board of Directors. Mr. Robert Bauman was elected Chairman by the Board of Directors in July 1993 and served as chairman until May 2001. He has been President since 1991 and Chief Executive Officer since 1993. For at least five years prior to 1991 he held the office of Vice President. The Board of Directors elected Mr. Gregory Zoloty Senior Vice President of Finance and Chief Financial Officer in February 2004. Mr. Zoloty was Vice President of Finance and Chief Financial Officer since May 2001. Mr. Zoloty was Vice President of Accounting and Chief Accounting Officer since 1994. He joined the Company in 1986. Mr. Thomas Bauman was elected Senior Vice President of Sales and Marketing by the Board of Directors in February 2004. Mr. Thomas Bauman was elected Vice President of Sales and Marketing by the Board of Directors in May 1999. He joined the Company in April 1998. In 1996 and 1997 he was President and CEO of C&K Manufacturing. Mr. Robert Bauman and Mr. Thomas Bauman are brothers. Mr. William Bruner was elected Senior Vice President of Manufacturing by the Board of Directors in February 2004. Mr. Bruner was elected Vice President of Manufacturing in August 1993. He joined the Company in January 1974.

OFFICE	OFFICER	AGE
President and Chief Executive Officer	Robert L. Bauman	68
Senior Vice President, Finance and Chief Financial Officer	Gregory M. Zoloty	56
Senior Vice President, Sales and Marketing	Thomas F. Bauman	65
Senior Vice President, Manufacturing	William A. Bruner	66

*The description of Executive Officers called for in this Item is included pursuant to Instruction 3 to Section (b) of Item 401 of Regulation S-K.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES

a) MARKET INFORMATION

During fiscal 2008 and 2007 our Class A Common Shares were traded on The Nasdaq Over-The-Counter Bulletin Board Market under the symbol HICKA.OB. There is no market for the Registrant's Class B Common Shares.

The following table sets forth the per share range of high and low bids (Over-The-Counter Bulletin Board) for the Registrant's Class A Common Shares for the periods indicated. The Over-The-Counter Bulletin Board prices reflect inter-dealer prices without retail markup, markdown or commissions and may not represent actual transactions. Data was supplied by Nasdaq.

PRICES FOR THE YEARS ENDED:

	September 30, 2008		September 30, 2007	
	HIGH	LOW	HIGH	LOW
First Quarter	17.00	10.10	7.90	5.75
Second Quarter	14.90	10.02	10.95	7.50
Third Quarter	11.00	8.75	11.50	10.00
Fourth Quarter	11.50	7.20	16.00	10.50

b) HOLDERS

As of December 15, 2008, there were approximately 299 shareholders of record of the Company's outstanding Class A Common Shares and 5 holders of record of the Company's outstanding Class B Common Shares.

c) DIVIDENDS

In fiscal 2008 and 2006 the Company paid no dividends on either of its Class A or Class B Common Shares. In fiscal 2007 the Company paid a special dividend of $.10 per share on its Class A and Class B Common Shares. Pursuant to the Company's Amended Articles of Incorporation, no dividends may be paid on Class B Common Shares until cash dividends of ten cents per share per fiscal year are paid on Class A Common Shares. Any determination to pay cash dividends in the future will be at the discretion of the Board of Directors after taking into account various factors, including the Company's financial condition, results of operations and current and anticipated cash needs.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Introduction

Until the mid 1980's Hickok was known primarily for its ability to develop and manufacture electronic instruments for electronic servicers, precision indicating instruments for aircraft, locomotive, and industrial applications, and electronic teaching systems for vocational schools. For the past twenty-two years the Company has used this expertise to develop and manufacture electronic diagnostic tools and equipment used by automotive technicians in the automotive service market. This is now the Company's largest business segment. The Company generated approximately 85% of its fiscal 2008 revenue from designing and manufacturing diagnostic tools for automotive diagnostics and testing. These tools enable service technicians to identify problems in electronic systems and other non-electronic systems in automobiles and trucks.

Fourteen years ago two large automotive OEM companies comprised over 80% of the company's business. A substantial portion of this business was contingent on large programs initiated by these OEM's on a year to year basis. The Company recognized that the OEM's were changing and that the likelihood of the continuation of these yearly large programs was diminishing. As a result, the Company initiated a strategy to use existing technical and manufacturing expertise and to develop sales and marketing skills applicable to the automotive aftermarket service industry. The strategy was aided by the acquisition of Waekon Industries in 1998. The Company uses Waekon as the brand of its products that are primarily intended as a technician's personal tool. The acquisition of Waekon immediately gave the Company aftermarket products and access to certain sales channels to that market.

Since the acquisition of Waekon, the Company has further expanded aftermarket sales channels and added numerous new product offerings. Those efforts caused aftermarket revenues to steadily rise and OEM dependence steadily declined until the past three years. In fiscal 2008, approximately 22% of the Company's automotive diagnostic tool revenue was from aftermarket customers and 78% was from OEM and emissions customers. Aftermarket revenue declined from approximately $2,800,000 in fiscal 2007 to $2,300,000 in fiscal 2008 largely as a result of lower sales of the Company's NGS product. In fiscal 2007, approximately 26% of the Company's automotive diagnostic tool revenue was from aftermarket customers and 74% was from OEM and emissions customers. Aftermarket revenue declined from approximately $3,900,000 in fiscal 2006 to $2,800,000 in fiscal 2007 largely as a result of lower sales of the Company's NGS product. In fiscal 2006, approximately 29% of the Company's automotive diagnostic tool revenue was from aftermarket customers and 71% was from OEM and emissions customers. The decline in aftermarket revenue was largely attributable to diminished sales of the NGS product and lower introductions of new products to the aftermarket while development resources were devoted to OEM products and a product for a large emission program in the State of California. Although management plans to continue to pursue OEM and emissions opportunities, it believes that it must grow the aftermarket to provide a stable and predictable revenue base. Management plans in the future to devote a greater percentage of development resources to OEM products that can have immediate aftermarket application and aftermarket specific products.

The Company also offers products for emissions testing programs. Our gas cap testing products have become the de facto standard of gas cap testing in the United States and most major vendors use our gas cap testers in their equipment when gas cap testing is specified within a state program. As a result of participation in the emissions testing market the Company developed an ability to test for leaks in vehicle evaporative systems (gas tanks) and participated in a New Jersey state emissions testing initiative in 1999 that did not result in significant sales. California announced a similar initiative in mid 2003. The Company applied for and received a patent on the methodology it developed for New Jersey and used it in the California product. In fiscal 2004 the Company signed an exclusive supply agreement with Environmental Services Products (ESP) that supplied sales, marketing, and service for the tank testing product in the state of California. During late fiscal 2007 the California emissions program implemented. The Company and its partner, ESP, captured an estimated 70% of the market. The program resulted in substantial revenues in fiscal 2008 and 2007. Emissions revenue in fiscal 2008 was approximately $6,900,000, 68% of automotive diagnostic tool revenue compared to $3,900,000 or 37% of fiscal 2007 diagnostic tool revenue. Management is hopeful that other states may follow California's success with their own evaporative emissions testing programs. Several states are considering such action but to date none have committed to such a program. In addition, New Jersey is implementing a program that includes gas cap testing in 2009 and several other states are considering new programs that may include gas cap testing.

New Generation Star (NGS) is an automotive scan tool that was supported by Ford Motor Company as a primary diagnostic tool for their vehicles since 1992. The Company had considerable success selling the NGS tool to aftermarket customers starting in 2000. Sales of NGS both to dealerships and aftermarket customers was a major revenue source for the Company. In 2005 Ford made the decision to no longer support the NGS with software and introduced a new tool to take its place. The Company decided to develop software for new vehicles itself but without access to certain Ford proprietary algorithms the Company could not maintain the tool's functionality to the standards it had been previously. In late 2006 the Company was able to license the needed security algorithm from Ford. By late 2007 the software the Company developed returned the NGS tool to the factory developed software level of performance. In early 2009 the Company will introduce a new product called NGS Mach II that updates the hardware platform and appearance, and has software functionality at dealership standards that covers vehicles from 1984 to 2009. The Company introduced NGS PC in 2007. This product is a PC based implementation of the NGS product and it too is at factory level functionality however the NGS PC only addresses OBD II vehicles dating back to 1996. This is the same vehicle coverage as the new Ford tool that replaced the original NGS.

Although NGS product sales declined significantly in 2006, 2007 and 2008 the Company intends to put major marketing emphasis on the new introductions during 2009 in an effort to increase the revenue generated by the NGS product. In addition, the Company believes these products represent brand defining products and have a significant influence on the ability to sell other products to aftermarket customers.

The timing of order releases and large program implementations in the Company's automotive diagnostic equipment business can cause wide fluctuations in the Company's operating results both on a quarter-to-quarter and a year-to-year basis. Orders for such equipment can be large, are subject to customer schedules, and may result in substantial variations in quarterly and yearly sales and earnings. As an example, fiscal 2008 compared to fiscal 2007 is typical of the fluctuations these large programs can cause. The first quarter of fiscal 2008 resulted in substantial revenue growth and profitable operations because of the added revenue from the completion of the California emissions program. While the fourth quarter of fiscal 2007 resulted in substantial growth and profitable operations because of the added revenue of the start of the California emissions program. Fiscal 2006 resulted in substantial revenue growth and profitable operations for the year because of the added revenue of the OEM orders.

The Company's indicator product revenue decreased 4% in fiscal 2008 and the percentage of total Company revenues continued at 15% compared to fiscal 2007. The indicator product revenue percentage decrease from fiscal 2008 versus 2007 was primarily a result of customer delivery requirement timing. The Company's indicator product revenue decreased 8% in fiscal 2007 compared to fiscal 2006 and the percentage of total Company revenues increased to 15% from 13% in fiscal 2006 largely as a result of customer delivery requirement timing. The indicator percentage increase in total Company revenues was primarily a result of decreased total sales in fiscal 2007 compared to fiscal 2006. In fiscal 2006 indicator product revenue increased 8% and the percentage of total Company revenues was 13%. The Company anticipates indicator sales will continue at current levels in fiscal 2009 and into the foreseeable future. The Company's Digilog products have added new customers to this segment that the Company anticipates will continue to grow in importance to indicator revenues and margins. Management feels that resources dedicated to this segment are adequate at the present time.

Looking forward, the introduction of new automotive diagnostic products to the aftermarket on a regular basis is very important for the growth of the business segment. Expenditures for product development have been and will continue to be significant to the Company's operations. Because of the large sales opportunities the Company is simultaneously addressing, development resources are stretched. Management implemented steps to reduce expenses in early fiscal 2009 due to the economic downturn and uncertainty in the markets the Company serves including reductions of development resources. New product development needs in fiscal 2009 will continue and management believes it can address these needs adequately. Marketing and administration are also a significant expense. As revenues decline, certain variable sales related and marketing expenses such as commissions also decline. With the uncertain conditions in the aftermarket and OEM revenues for fiscal 2009 management is executing plans to decrease marketing, administrative and sales related expenses including personnel in fiscal 2009.

The Company's order backlog as of September 30, 2008 totaled $794,000 as compared to $5,756,000 as of September 30, 2007 and $1,621,000 as of September 30, 2006. The decrease in fiscal 2008 is primarily due to decreased orders in automotive diagnostic products of $4,936,000, specifically, $4,867,000 for emissions products, $59,000 for automotive diagnostic products to OEM's and $10,000 for non-emission aftermarket products. Also contributing to the 2008 backlog decrease was $6,000 for indicators and gauges. The fiscal 2007 order backlog included orders for the emissions program in the State of California with no similar program in fiscal 2008. The increase in fiscal 2007 versus 2006 was primarily due to increased orders in automotive diagnostic products of $4,118,000, specifically, $4,974,000 for emissions products, offset in part by decreases in automotive diagnostic products to OEM's of $830,000 and $26,000 for non-emission aftermarket products. Also contributing to the backlog increase was $24,000 for indicators and gauges. The current level of backlog is more typical for the Company than the prior year's large backlog.

Reportable Segment Information

In accordance with Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company is required to report segment information disclosures based on how management evaluates operating performance and resource allocations. The Company has determined that it has two reportable segments: 1) indicators and gauges, and 2) automotive related diagnostic tools and equipment.

Indicators and Gauges

This segment consists of products manufactured and sold primarily to companies in the aircraft and locomotive industry. Within the aircraft market, the primary customers are those companies that manufacture or service business, military and pleasure aircraft. Within the locomotive market, indicators and gauges are sold to original equipment manufacturers, servicers of locomotives, and operators of railroad equipment.

Automotive Diagnostic Tools and Equipment

This segment consists primarily of products designed and manufactured to support the testing or servicing of automotive systems using electronic means to measure vehicle parameters. These products are sold to OEM's and to the aftermarket using several brand names and a variety of distribution methods. Included in this segment are products used for state required testing of vehicle emissions. Also included in this segment are fastening control products used primarily by large manufacturers to monitor and control the "nut running process" (the controlled tightening of threaded fasteners) in assembly plants. This equipment provides high quality joint control and documentation.

Results of Operations

Sales for the fiscal year ended September 30, 2008 decreased to $12,070,326, a decrease of approximately 4% from fiscal 2007 sales of $12,520,061. This decrease in sales was volume-driven and attributable primarily to lower product sales of approximately $398,000. Service sales in fiscal 2008 decreased by approximately $51,000 and the reduction was volume related, compared to fiscal 2007. Product sales were $11,552,499 in fiscal 2008 compared to $11,950,863 in fiscal 2007. The decrease in product sales occurred in both the indicator and gauges segment, and the automotive diagnostic equipment segment. The dollar decreases were approximately $51,000 and $347,000 respectively. Within the automotive diagnostic products, emission product sales increased approximately $3,041,000 and aftermarket products and OEM products decreased approximately $478,000 and $2,918,000 respectively. Fastening systems products sales increased by $6,000. Fiscal 2008 and 2007 benefited from a large state emissions program. Fiscal 2009 product sales are expected to decrease significantly due to the economic climate in the automotive markets. The reduction in service sales was volume related and attributable to lower repair sales. The current level of service revenue is expected to decline slightly for fiscal 2009.

Sales for the fiscal year ended September 30, 2007 decreased to $12,520,061, a decrease of approximately 21% from fiscal 2006 sales of $15,877,719. This decrease in sales was volume-driven and attributable primarily to lower product sales of approximately $3,180,000. Service sales in fiscal 2007 decreased by approximately $178,000 and the reduction was volume related, compared to fiscal 2006. Product sales were $11,950,863 in fiscal 2007 compared to $15,130,872 in fiscal 2006. The decrease in product sales occurred in both the indicator and gauges segment, and the automotive diagnostic equipment segment. The dollar decreases were approximately $176,000 and $3,004,000 respectively. Within the automotive diagnostic products, emission product sales increased approximately $3,177,000 and aftermarket products and OEM products decreased approximately $1,171,000 and $4,908,000 respectively. Fastening systems products sales declined by $100,000. Fiscal 2007 benefited from a large state emissions program while fiscal 2006 benefited from two large orders for proprietary diagnostic products to the dealership network of a major vehicle OEM.

Cost of products sold in fiscal 2008 was $6,802,006 or 58.9% of net product sales compared to $7,240,071 or 60.6% of net product sales in fiscal 2007. Cost of products sold during fiscal 2006 was $8,183,500 or 54.1% of net product sales. The decrease in the percentage of cost of products sold to product sales between fiscal 2008 and 2007 was due primarily to a change in product mix. The increase in the percentage of cost of products sold to product sales between fiscal 2007 and 2006 was due primarily to lower product sales which absorbed less of the fixed costs and to a change in product mix. The lower percentage of cost of products sold to product sales in fiscal 2006 was due primarily to higher product sales which absorbed more of the fixed costs and to a change in product mix. The cost of products sold percentage in fiscal 2009 is expected to decrease slightly due to cost cutting measures anticipated in the form of personnel and wage reductions along with other cost containment measures.

Cost of services sold in fiscal 2008 was $540,896 or 104.5% of net service sales compared to $552,313 or 97.0% respectively in fiscal 2007. Cost of services sold during fiscal 2006 was $602,659 or 80.7% of net service sales. The increase in the cost of services sold as a percentage of net service sales between fiscal 2008 and 2007 was due primarily to a lower sales volume for chargeable repairs and higher warranty related costs associated with certain of the automotive diagnostic products. The increase in the cost of services sold as a percentage of net service sales between fiscal 2007 and 2006 was due primarily to a lower sales volume for chargeable repairs and higher warranty related costs associated with certain of the automotive diagnostic products. The lower cost of service sold percentage in fiscal 2006 was due primarily to lower warranty related costs associated with certain of the automotive diagnostic products. The percentage of cost of services sold relative to net service sales is expected to decrease slightly in fiscal 2009 due to price adjustments and cost cutting measures anticipated in the form of personnel and wage reductions along with other cost containment measures.

Product development expenditures in fiscal 2008 were $1,920,851 or 16.6% of product sales compared to $2,020,312 or 16.9%, respectively, in fiscal 2007. Product development expenditures during fiscal 2006 were $1,840,182 or 12.2% of product sales. The dollar decrease between fiscal 2008 and fiscal 2007 was due primarily to a decrease in research and experimental material expenses of approximately $101,000 offset in part by increases in wage and travel expenses of approximately $8,000 and $4,000 respectively. The dollar increase between fiscal 2007 and fiscal 2006 was due primarily to wage and staff increases of approximately $73,000 and an increase in research and experimental material expenses of approximately $79,000. The percentage increase was due primarily to expense increases and lower product sales during fiscal 2007. The lower percentage in fiscal 2006 was due to a higher level of product sales and lower labor costs and other expenditures. The Company anticipates the amount spent on product development will decrease significantly during fiscal 2009 due to cost cutting measures anticipated in the form of personnel and wage reductions along with other cost containment measures. However, the Company will continue supporting the ongoing need to develop a steady flow of new diagnostic products for the automotive aftermarket and OEM programs.

Marketing and administrative expenses amounted to $3,454,382 which was 28.6% of net sales in fiscal 2008, $3,630,598 or 29.0% of net sales in fiscal 2007 and $4,408,798, or 27.8% of net sales in fiscal 2006. The percentage decrease in fiscal 2008 was due primarily to lower marketing expenses for the current fiscal year. Marketing expenses were approximately $1,855,000 in fiscal year 2008 compared to $2,051,000 a year ago. Within marketing expenses, decreases were primarily in commissions of $84,000, wages of $82,000, outside consulting of $35,000, travel expense of $28,000 and advertising of $16,000. The decrease was offset in part by an increase in credit and collection expense of approximately $62,0000. Administrative expenses were approximately $1,600,000 during the current fiscal year compared to $1,580,000 a year ago. The dollar increase was due primarily to an increase in wages and professional fees of approximately $16,000 and $15,000 respectively offset in part by a decrease in depreciation of approximately $13,000. The Company anticipates that variable marketing expenses will decline modestly in fiscal 2009 due to an anticipated lower sales volume. In addition, marketing and administrative expenses are expected to decline significantly due to other cost cutting measures anticipated in the form of personnel and wage reductions along with other cost containment measures.

The percentage increase in fiscal 2007 compared to fiscal 2006 was due to lower total sales in fiscal year 2007. Marketing expenses were approximately $2,051,000 in fiscal year 2007 compared to $2,446,000 in fiscal 2006. Within marketing expenses, decreases were primarily in commissions of $117,000, credit and collection expense of $113,0000, royalty expense of $81,000, promotional expenses of $38,000, wages of $29,000, outside consulting of $15,000, advertising of $14,000 and travel expense of $9,000. Administrative expenses were approximately $1,580,000 in fiscal year 2007 compared to $1,963,000 in fiscal 2006. The dollar decrease was due primarily to the absence of an employee bonus provision during fiscal 2007. During fiscal 2006 a bonus provision was recorded in the amount of approximately $392,000. In addition, outside professional fees and depreciation declined approximately $11,000 and $6,000, respectively, offset in part by an increase in wages of $19,000.

Interest charges were $9,974 in fiscal 2008 compared with $49,477 in fiscal 2007 and $64,582 in fiscal 2006. The decrease in interest charges in fiscal 2008 compared to fiscal 2007 was due to lower levels of short-term borrowings during fiscal 2008. The decrease in interest charges in fiscal 2007 compared to fiscal 2006 was due to lower levels of short-term borrowings during fiscal 2007. The Company anticipates interest expense to increase slightly in fiscal 2009 due to anticipated short-term borrowing needs.

Other income was $88,091 in fiscal 2008 compared with $346,161 in fiscal 2007 and $299,115 in fiscal 2006. The decrease in fiscal 2008 compared to fiscal 2007 was due primarily to the absence of gains on sales of short-term investments and dividend income of approximately $252,000 and $45,000 respectively offset in part by an increase in interest income of approximately $41,000. In late fiscal 2007, the Company decided to sell all of its mutual fund investments due to the volatility of the stock market. The increase in fiscal 2007 compared to fiscal 2006 was due primarily to an increase in gains on sales of short-term investments of approximately $49,000 and interest income of $22,000 offset in part by a decrease in dividend income of $25,000. Currently, excess cash is invested in a money market account and overnight commercial paper. The Company anticipates other income to decrease significantly during fiscal 2009.

Income taxes in fiscal 2008 were $200,007 which includes an increase in the valuation allowance on deferred income taxes of $535,000. This represents an effective income tax rate of 35%. The tax rate in fiscal 2008 was lower than the normal tax rate of 37% due to the recording of a valuation allowance. Income taxes in fiscal 2007 were $8,000 which includes a valuation allowance of $443,000 representing an effective income tax rate of 1%. The tax rate in fiscal 2007 was lower than the normal tax rate of 37% due to the recording of a valuation allowance. Income taxes in fiscal 2006 were $273,500 which represents an effective income tax rate of 25%. The tax rate in fiscal 2006 was lower than the normal tax rate of 37% due to the utilization of research and development tax credits. It is anticipated that the effective tax rate in fiscal 2009 will be similar to fiscal 2008. Management anticipates that future business will generate sufficient taxable income (approximately $4,550,000) during the carryforward period to realize the deferred tax benefits. The deferred tax benefits begin to expire in 2015. The valuation allowance was increased in 2008 as a conservative measure due to the additional loss and the increased likelihood of tax credits expiring before being utilized.

The net loss in fiscal 2008 was $769,699, or $.62 per share which was an increase of $120,287 as compared to the net loss of $649,412, or $.53 per share in fiscal 2007. The change in fiscal 2008 versus fiscal 2007 was due primarily to a higher tax provision. Fiscal 2008 benefited from the balance of the California emissions program. The net loss in fiscal 2007 was $649,412, or $.53 per share which was a decrease of $1,453,025 as compared to the net income of $803,613, or $.66 per share in fiscal 2006. The change in fiscal 2007 versus fiscal 2006 was due primarily to a lower sales volume. The California emissions program became official and the Company's product was certified by the State in late fiscal 2007. Although the Company had sufficient orders there was not sufficient time to produce enough product to attain a profitable fiscal 2007. Fiscal 2006 also benefited from a large order for a proprietary diagnostic product to the dealership network of a major vehicle OEM.

Liquidity and Capital Resources

Current assets of $6,024,686 at September 30, 2008 were 9.4 times current liabilities and the total of cash and cash equivalents and receivables was 4.5 times current liabilities. These ratios compare to 2.4 and 1.2 respectively at the end of fiscal 2007. Total current assets decreased by approximately $4,220,000 from the previous year end due primarily to a decrease in accounts receivable, inventory and deferred income taxes of approximately $3,772,000, $1,606,000 and $251,000 respectively. The decrease was offset in part by an increase in cash and cash equivalents of approximately $1,391,000. The decrease in accounts receivable was due primarily to a lower sales volume in the fourth quarter of fiscal 2008 versus fiscal 2007. Inventory decreased due to lower production levels in the second half of the current year after completion of the California program.

Working capital at September 30, 2008 was $5,386,039 as compared to $5,949,832 a year ago. The decrease of approximately $564,000 was due primarily to a decrease in short-term financing and accounts payable of approximately $1,948,000 and $1,634,000 respectively. In addition, accounts receivable, inventory and deferred income taxes decreased approximately $3,772,000, $1,606,000 and $251,000 respectively, offset in part by an increase in cash and cash equivalents of approximately $1,391,000. The decrease in accounts receivable was due primarily to the collection of the higher accounts receivable balance from the California emissions program order and a lower sales volume in the fourth quarter of fiscal 2008. Inventory decreased due to lower production levels in the second half of the current year after completion of the California program.

Internally generated funds in fiscal 2008 were $3,296,780 and were adequate to fund the Company's primary non-operating cash requirements consisting of capital expenditures of $127,510. The primary reason for the positive cash flow from operations in fiscal 2008 was the reduction in accounts receivable and inventory of $3,772,292 and $1,606,384 respectively offset in part by the net loss of $769,699 and a $1,634,208 reduction in trade payables. Internally generated funds in fiscal 2007 were a negative $816,918 and were not adequate to fund the Company's primary non-operating cash requirements consisting of capital expenditures of $150,142. The primary reason for the negative cash flow from operations in fiscal 2007 was the net loss of $649,412 and an increase in accounts receivable and inventory of $240,672 and $822,478 respectively. Also contributing to the negative cash flow was a decrease in accrued payroll and related expenses and accrued expenses of $390,195 and $157,325 respectively. The negative cash flow was financed through short-term borrowings with the Company's lender. Internally generated funds in fiscal 2006 were a negative $1,939,527 and were not adequate to fund the Company's primary non-operating cash requirements consisting of capital expenditures of $93,773. The primary reason for the negative cash flow from operations in fiscal 2006 was the increase in accounts receivable of $3,351,366. The negative cash flow was financed through short-term borrowings with the Company's lender. The Company expects internally generated funds in fiscal 2009 from operating activities to be adequate to fund approximately $100,000 of capital expenditures. Most of the capital expenditures will be made to upgrade information technology and manufacturing equipment.

The Company has a credit agreement with its financial lender that provides for a secured revolving credit facility of $2,500,000 with interest generally equal to two and one half percent per annum plus one month LIBOR. The agreement was extended and will expire in February 2010. The agreement is secured by the Company's accounts receivable, inventory, equipment and general intangibles. The credit agreement contains affirmative covenant requirements, tested on an annual basis, that require the Company to maintain a tangible net worth of $8,000,000 and a pre-tax interest coverage ratio of not less than 3.0 to 1.0. In addition, a borrowing base addendum generally allows for borrowing based on an amount equal to eighty five percent of eligible receivables, plus an amount equal to the lesser of either forty percent of eligible inventory or $1,000,000. The revolving credit facility is subject to a review by the Company's lender in 2010. The Company had no outstanding borrowings under this loan facility at September 30, 2008. The Company violated the pre-tax interest coverage ratio covenant and the tangible net worth covenant due to a loss at September 30, 2008 and obtained a waiver from its financial lender. During fiscal 2009 the Company's business may require a short-term increase in inventory and accounts receivables. Whenever there may be a requirement to increase inventory in fiscal 2009 there will be a negative but temporary impact on liquidity. As previously noted, management has implemented expense reductions during fiscal 2009 in response to the economic downturn and uncertainty in the markets the Company serves. The Company has reduced headcount, product development, and marketing, administrative and sales related expenses in order to appropriately manage its working capital. The Company believes that internally generated funds and the revolving line of credit will provide sufficient liquidity to meet ongoing working capital requirements.

Off-Balance Sheet Arrangements

Hickok has no off-balance sheet arrangements (as defined in Regulation S-B Item 303 paragraph (c)(2)) that have or are reasonably likely to have a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

The Company describes its significant accounting policies in the notes to the consolidated financial statements included in the Company's Annual Report on Form 10-KSB. However, in response to the SEC's Release No. FR-60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies", issued December 12, 2001, the Company has identified the policies it believes are most critical to an understanding of the Company's financial statements. Since application of these accounting policies involves the exercise of judgment and use of estimates, actual results could differ from those estimates.

Revenue Recognition - Revenue is recognized as manufactured items are shipped to customers, legal title has passed, and all significant contractual obligations of the Company have been satisfied. Revenue from development contracts is recorded as agreed upon milestones are achieved.

Inventory Valuation and Reserves - Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method. The Company's business may require an increase in inventory of component parts, work-in-process and finished goods in order to meet anticipated delivery schedules of customers. However, we are responsible for excess and obsolete inventory purchases in excess of inventory needed to meet customer demand forecasts, as well as inventory purchases generally not covered by supply agreements, or parts that become obsolete before use in production. If our forecasts change or excess inventory becomes obsolete, the inventory reserves included in our financial statements may be understated.

Deferred Taxes - Deferred income taxes are provided for temporary differences between financial and tax reporting in accordance with the provisions of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." Significant factors considered by the Company in estimating the probability of the realization of deferred taxes include expectations of future earnings and taxable income, as well as application of tax laws in the jurisdictions in which the Company operates.

The Company does not have off-balance sheet arrangements, financing, or other relationships with unconsolidated entities or persons, also known as "special purpose entities" (SPEs).

Impact of Inflation

In recent years, inflation has had a minimal effect on the Company because of low rates of inflation and the Company's policy minimizing the acceptance of long-term fixed rate contracts without provisions permitting adjustment for inflation.

Market Risk

The Company is exposed to certain market risks from transactions that are entered into during the normal course of business. The Company has not entered into derivative financial instruments for trading purposes. The Company's primary market risks are exposure related to interest rate risk and equity market fluctuations. The Company's only debt subject to interest rate risk is its revolving credit facility. The Company has no outstanding balance on its revolving credit facility at September 30, 2008, which is subject to a variable rate of interest based on the LIBOR rate. As a result, the Company believes that the market risk relating to interest rate movements is minimal. In addition, the Company maintains investments in a number of mutual funds from time to time. These funds are subject to normal equity market fluctuations. The Company believes the equity market fluctuation risk is acceptable because the funds can be sold on demand.

Forward-Looking Statements

The foregoing discussion includes forward-looking statements relating to the business of the Company. These forward-looking statements, or other statements made by the Company, are made based on management's expectations and beliefs concerning future events impacting the Company and are subject to uncertainties and factors (including, but not limited to, those specified below) which are difficult to predict and, in many instances, are beyond the control of the Company. As a result, actual results of the Company could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include (a) the Company's dependence upon a limited number of customers and the automotive industry, (b) the highly competitive industry in which the Company operates, which includes several competitors with greater financial resources and larger sales organizations, (c) the acceptance in the marketplace of new products and/or services developed or under development by the Company including automotive diagnostic products, fastening systems products and indicating instrument products, (d) the ability of the Company to further establish distribution and a customer base in the automotive aftermarket, and (e) the Company's ability to capitalize on market opportunities including state automotive emissions programs and OEM tool programs.

ITEM 7. FINANCIAL STATEMENTS

The following pages contain the Financial Statements and Supplementary Data as specified for Item 7 of Part II of Form 10-KSB.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SHAREHOLDERS AND BOARD OF DIRECTORS
HICKOK INCORPORATED
CLEVELAND, OHIO

We have audited the accompanying consolidated balance sheet of HICKOK INCORPORATED as of September 30, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board "United States". Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement. The Company has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hickok Incorporated as of September 30, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ Meaden & Moore, Ltd.

MEADEN & MOORE, Ltd.
CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 2, 2008
CLEVELAND, OHIO

CONSOLIDATED BALANCE SHEET
HICKOK INCORPORATED
SEPTEMBER 30

ASSETS

	2008	2007
CURRENT ASSETS:		
Cash and cash equivalents	$1,992,558	$601,979
Accounts receivable-less allowance for doubtful accounts of $10,000 ($10,000, 2007)	850,763	4,623,055
Inventories-less allowance for obsolete inventory of $188,000 ($472,000, 2007)	2,979,168	4,585,552
Deferred income taxes	104,000	354,900
Prepaid expenses	92,197	79,019
Refundable income taxes	6,000	-
Total Current Assets	6,024,686	10,244,505
PROPERTY, PLANT AND EQUIPMENT:		
Land	233,479	233,479
Buildings	1,429,718	1,461,892
Machinery and equipment	2,346,486	2,524,296
	4,009,683	4,219,667
Less accumulated depreciation	3,266,316	3,402,339
	743,367	817,328
OTHER ASSETS:		
Deferred income taxes-less valuation allowance of $978,000 ($443,000, 2007)	1,741,200	1,690,307
Deposits	1,750	1,750
	1,742,950	1,692,057
Total Assets	$8,511,003	$12,753,890

See accompanying summary of accounting policies and notes to financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
CURRENT LIABILITIES:		
Short-term financing	$-	$1,947,700
Accounts payable	254,479	1,888,687
Accrued payroll and related expenses	237,119	275,858
Accrued expenses	81,157	110,543
Accrued taxes other than income	65,892	71,885
Accrued income taxes	-	-
Total Current Liabilities	638,647	4,294,673
STOCKHOLDERS' EQUITY:		
Common shares - par value $1.00		
Class A 3,750,000 shares authorized, 809,024 shares issued (782,574 shares 2007)	793,229	766,779
Class B 1,000,000 convertible shares authorized, 475,533 shares issued	454,866	454,866
Contributed capital	1,817,915	1,661,527
Treasury shares - 15,795 (2008 and 2007) Class A shares and 20,667 (2008 and 2007) Class B shares	(661,676)	(661,676)
Retained earnings	5,468,022	6,237,721
Total Stockholders' Equity	7,872,356	8,459,217
Total Liabilities and Stockholders' Equity	$8,511,003	$12,753,890

CONSOLIDATED STATEMENT OF INCOME
HICKOK INCORPORATED
FOR THE YEARS ENDED SEPTEMBER 30

	2008	2007	2006
NET SALES:			
Product sales	$11,552,499	$11,950,863	$15,130,872
Service sales	517,827	569,198	746,847
Total Net Sales	12,070,326	12,520,061	15,877,719
COSTS AND EXPENSES:			
Cost of product sold	6,802,006	7,240,071	8,183,500
Cost of services sold	540,896	552,313	602,659
Product development	1,920,851	2,020,312	1,840,162
Marketing and administrative expenses	3,454,382	3,630,598	4,408,798
Interest charges	9,974	49,477	64,582
Other income	(88,091)	(346,161)	(299,115)
Total Costs and Expenses	12,640,018	13,146,610	14,800,606
Income (Loss) before Provision for Income Taxes	(569,692)	(626,549)	1,077,113
Provision For (Recovery Of) Income Taxes:			
Current	-	(106,593)	29,000
Deferred	200,007	114,593	244,500
	200,007	8,000	273,500
Income (Loss) before cumulative effect of change in accounting principle	$(769,699)	$(634,549)	$803,613
Cumulative effect of change in accounting for stock based compensation, net of tax of $8,000	-	14,863	-
Net Income (Loss)	$(769,699)	$(649,412)	$803,613
Income (Loss) per Common share before cumulative effect of change in accounting principle	$(.62)	$(.52)	$.66
Cumulative effect of change in accounting for stock based compensation, net of tax of $8,000	-	(.01)	-
NET INCOME (LOSS) PER COMMON SHARE - BASIC	$(.62)	$(.53)	$.66
Income (Loss) per Common share assuming dilution:			
Income (Loss) per Common share before cumulative effect of change in accounting principle	$(.62)	$(.52)	$.64
Cumulative effect of change in accounting for stock based compensation, net of tax of $8,000	-	(.01)	-
NET INCOME (LOSS) PER COMMON SHARE - DILUTED	$(.62)	$(.53)	$.64
WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING	1,239,449	1,213,984	1,211,245

See accompanying summary of accounting policies and notes to financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
HICKOK INCORPORATED
FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2007, AND 2006

		COMMON STOCK - $1.00 PAR VALUE						
	RETAINED EARNINGS	CLASS A	CLASS B	CONTRIBUTED CAPITAL	ACCUMULATED COMPREHEN-SIVE INCOME	TREASURY SHARES	TOTAL	COMPREHEN-SIVE INCOME
Balance at September 30, 2005	$6,204,644	$756,379	$454,866	$1,592,942	$218,138	$(661,676)	$8,565,293	-
Unrealized Gain on Investments and Reclassification adjustment for gain/loss included in net earnings (see note 3)(net of tax)	-	-	-	-	(113,269)	-	(113,269)	(113,269)
Net Income	803,613	-	-	-	-	-	803,613	803,613
Balance at September 30, 2006	$7,008,257	$756,379	$454,866	$1,592,942	$104,869	$(661,676)	$9,255,637	$690,344
Unrealized Gain on Investments and Reclassification adjustment for gain/loss included in net earnings (see note 3) (net of tax)	-	-	-	-	(104,869)	-	(104,869)	(104,869)
Sale of Class A shares under option	-	10,400	-	32,320	-	-	42,720	-
Cumulative effect of change in accounting for stock based compensation	-	-	-	22,863	-	-	22,863	-
Share-based compensation expense	-	-	-	13,402	-	-	13,402	-
Dividend of $.10 per Class A and B shares	(121,124)	-	-	-	-	-	(121,124)	-
Net Loss	(649,412)	-	-	-	-	-	(649,412)	(649,412)
Balance at September 30, 2007	$6,237,721	$766,779	$454,866	$1,661,527	$ -	$(661,676)	$8,459,217	$(754,281)
Sale of Class A shares under option	-	26,450	-	140,559	-	-	167,009	-
Share-based compensation expense	-	-	-	15,829	-	-	15,829	-
Net Loss	(769,699)	-	-	-	-	-	(769,699)	(769,699)
Balance at September 30, 2008	$5,468,022	$793,229	$454,866	$1,817,915	-	$(661,676)	$7,872,356	$(769,699)

See accompanying summary of accounting policies and notes to financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
HICKOK INCORPORATED
FOR THE YEARS ENDED SEPTEMBER 30

	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Cash received from customers	$15,842,618	$12,279,389	$12,526,353
Cash paid to suppliers and employees	(12,576,618)	(13,056,172)	(14,412,343)
Interest paid	(28,562)	(38,328)	(57,144)
Interest received	65,342	24,693	3,448
Income taxes (paid) refunded	(6,000)	(26,500)	159
Net Cash Provided by (Used in) Operating Activities	3,296,780	(816,918)	(1,939,527)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(127,510)	(150,142)	(93,773)
Proceeds on sale of assets	2,000	-	774
Purchase of short-term investments	-	(900,247)	-
Sale of short-term investments	-	1,886,627	1,400,000
Net Cash Provided by (Used in) Investing Activities	(125,510)	836,238	1,307,001
CASH FLOWS FROM FINANCING ACTIVITIES:			
Short-term borrowings	888,000	4,940,200	6,207,000
Payments on short-term borrowings	(2,835,700)	(4,340,500)	(5,659,000)
Sale of Class A shares under option	167,009	42,720	-
Dividends paid	-	(121,124)	-
Net Cash Provided by (Used in) Financing Activities	(1,780,691)	521,296	548,000
Increase (Decrease) in Cash and Cash Equivalents	1,390,579	540,616	(84,526)
Cash and Cash Equivalents at Beginning of Year	601,979	61,363	145,889
Cash and Cash Equivalents at End of Year	$1,992,558	$601,979	$61,363

See accompanying summary of accounting policies and notes to financial statements.

	2008	2007	2006
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
Net Income (Loss)	$(769,699)	$(649,412)	$803,613
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
Depreciation	196,490	221,160	237,291
Dividends reinvested	-	(45,008)	(69,783)
Gain on disposal of investments	-	(251,543)	(202,014)
(Gain)Loss on disposal of assets	2,981	2,075	77
Cumulative effect of change in accounting principle	-	22,863	-
Share-based compensation expense	15,829	13,402	-
Deferred income taxes	200,007	106,593	244,500
CHANGES IN ASSETS AND LIABILITIES:			
Decrease (Increase) in accounts receivable	3,772,292	(240,672)	(3,351,366)
Decrease (Increase) in inventories	1,606,384	(822,478)	(78,445)
Decrease (Increase) in prepaid expenses	(13,178)	(17,270)	(19,605)
Decrease (Increase) in refundable income taxes	(6,000)	-	-
Increase (Decrease) in accounts payable	(1,634,208)	1,523,985	59,545
Increase (Decrease) in accrued payroll and related expenses	(38,739)	(390,195)	405,961
Increase (Decrease) in other accrued expenses and accrued taxes other than income	(35,379)	(157,325)	1,540
Increase (Decrease) in accrued income taxes	-	(133,093)	29,159
Total Adjustments	4,066,479	(167,506)	(2,743,140)
Net Cash Provided by (Used in) Operating Activities	$3,296,780	$(816,918)	$(1,939,527)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
HICKOK INCORPORATED
SEPTEMBER 30, 2008, 2007 AND 2006

1. NATURE OF OPERATIONS

Hickok Incorporated and its wholly-owned domestic subsidiaries ("Company") develop and manufacture products used by companies in the transportation and emissions testing industries. Among the products are indicators and gauges sold to companies in aircraft and locomotive markets. On a much larger scale, the Company manufactures diagnostic equipment used by technicians to test the various electronic systems in automobiles and trucks, and emissions testing equipment specified by various states for testing vehicle emissions. Also within the automotive segment, the Company manufactures equipment to control the nut running process in assembly plants. The Company serves the automotive, locomotive and general aviation markets predominately in North America. Sales in the Company's principal product classes, as a percent of consolidated sales, are as follows:

Product Classes	2008	2007	2006
Automotive Test Equipment	85.1%	85.1%	86.4%
Fastening Systems	0.1	0.0	.9
Indicating Instruments	14.8	14.9	12.7
Total	100.0%	100.0%	100.0%

Current operating properties consist of a manufacturing plant in Greenwood, Mississippi, and a corporate headquarters, marketing and product development facility in Cleveland, Ohio.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation :
The consolidated financial statements include the accounts of Hickok Incorporated and its wholly-owned domestic subsidiaries. Significant intercompany transactions and balances have been eliminated in the financial statements.

Concentration of Credit Risk :
The Company sells its products and services primarily to customers in the United States of America and to a lesser extent overseas. All sales are made in United States of America dollars. The Company extends normal credit terms to its customers. Customers in the automotive industry comprise 66% of outstanding receivables at September 30, 2008 (95% in 2007). Sales to two customers approximated $878,000 and $6,395,000 (2008), $3,683,000 and $3,620,000 (2007), $7,100,000 and $147,000 (2006), and accounts receivable to these customers amounted to approximately $128,000 and $191,000 (2008), $1,552,000 and $3,042,000 (2007).

Use of Estimates in the Preparation of Financial Statements :
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of certain assets and liabilities and disclosure of contingencies at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition :
The Company records sales as manufactured items are shipped to customers on an FOB shipping point arrangement, at which time title passes and the earnings process is complete. The Company primarily records service sales as the items are repaired. The customer does not have a right to return merchandise unless defective or warranty related and there are no formal customer acceptance provisions. Sales returns and allowances were immaterial during each of the three years in the period ending September 30, 2008.

Product Warranties :
The Company warrants certain products against defects for periods ranging primarily from 12 to 48 months. The Company's estimated future warranty claims is included in "Accrued expenses" and are as follows:

	2008	2007	2006
Balance October 1	$13,764	$20,855	$52,246
Current year provisions	99,307	53,208	6,470
Expenditures	(107,431)	(60,299)	(37,861)
Balance September 30	$5,640	$13,764	$20,855

Product Development Costs :
Product development costs, which include engineering production support, are expensed as incurred. Research and development performed for customers represents no more than 1% of sales in each year. The arrangements do not include a repayment obligation by the Company.

Cash and Cash Equivalents :
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. From time to time the Company maintains cash balances in excess of the FDIC limits. The cash balance at September 30, 2008 and 2007 amounted to $1,992,558 and $601,979, respectively.

Short-term Investments :
Investments were comprised of marketable securities in the form of mutual funds. Marketable securities were classified as available-for-sale and were recorded at their fair market value. Unrealized gains or losses resulting from changes in fair value were recorded as a component of comprehensive income (loss). During fiscal 2007 all short-term investments were sold.

Accounts Receivable :
The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

Inventories :
Inventories are valued at the lower of cost (first-in, first-out) or market and consist of:

	2008	2007
Raw materials and component parts	$2,165,511	$2,801,869
Work-in-process	234,500	1,260,911
Finished products	579,157	522,772
	$2,979,168	$4,585,552

Property, Plant and Equipment :
Property, plant and equipment are carried at cost. Maintenance and repair costs are expensed as incurred. Additions and betterments are capitalized. The depreciation policy of the Company is generally as follows:

Class	Method	Estimated Useful Lives
Buildings	Straight-line	10 to 40 years
Machinery and equipment	Straight-line	3 to 10 years
Tools and dies	Straight-line	3 years

Depreciation amounted to $196,490 (2008), $221,160 (2007), and $237,291 (2006).

Valuation of Long-Lived Assets :
Long-lived assets such as property, plant and equipment and software are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

Shipping and Handling Costs :
Shipping and handling costs are classified as cost of product sold.

Advertising Costs :
Advertising costs are expensed as incurred and amounted to $41,337 (2008), $37,519 (2007) and $60,327 (2006).

Income Taxes :
The Company records income taxes under the provisions of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes."

Reclassifications :
Certain 2007 balances have been reclassified to agree with 2008 presentation.

Income per Common Share :
Income per common share information is computed on the weighted average number of shares outstanding during each period as disclosed in Note 9.

Adoption of New Accounting Standards :
In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair value measurements. The Company will adopt this pronouncement effective October 1, 2008. The Company does not anticipate any material impact to its financial condition or results of operations due to the adoption of SFAS No. 157.

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS No. 159 permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are to be recognized in earnings at each subsequent reporting date. The Company will adopt this pronouncement effective October 1, 2008. The Company does not anticipate any material impact to its financial condition or results of operations due to the adoption of SFAS No. 159.

In September 2006, the SEC staff issued Staff Accounting Bulletin Topic 1N, Financial Statements - Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). SAB 108 provides guidance on how prior year misstatements should be evaluated when determining the materiality of misstatements in the current year financial statements. SAB 108 requires materiality to be determined by considering the effect of prior year misstatements on both the current year balance sheet and income statement, with consideration of their carryover and reversing effects. SAB 108 also addresses how to correct material misstatements. The Company adopted the provisions of this bulletin effective October 1, 2007. The Company did not incur any material impact to its financial condition or results of operations due to the adoption of SAB 108.

3. SHORT-TERM INVESTMENTS AND COMPREHENSIVE INCOME

During fiscal 2007 all short-term investments were sold.

The following table sets forth the computation of comprehensive income.

	2008	2007	2006
Net Income (Loss)	$(769,699)	$(649,412)	$803,613
Unrealized gain on investments (net of tax) of $-0- in 2008, $-0- in 2007 and $15,758 in 2006	-	-	30,590
Reclassification adjustment for gain included in net earnings (net of tax) of $-0- in 2008, $54,000 in 2007 and $74,109 in 2006	-	(104,869)	(143,859)
Comprehensive Income (Loss)	$(769,699)	$(754,281)	$690,344
Gains (Losses):			
Gross realized gains	$-	$251,543	$202,014
Gross realized losses	-	-	-

4. SHORT-TERM FINANCING

The Company has a secured credit agreement of $2,500,000 with its financial lender. The agreement expires in February 2010 and requires interest charges generally equal to two and one half percent per annum plus one month LIBOR. The agreement is secured by the Company's accounts receivable, inventory, equipment and general intangibles. The credit agreement contains affirmative covenant requirements, tested on an annual basis, that require the Company to maintain a tangible net worth of $8,000,000 and a pre-tax interest coverage ratio of not less than 3.0 to 1.0. In addition, a borrowing base addendum generally allows for borrowing based on an amount equal to eighty five percent of eligible receivables, plus an amount equal to the lesser of either forty percent of eligible inventory or $1,000,000. The Company had no outstanding borrowings under this loan facility at September 30, 2008 and $1,947,700 at September 30, 2007. The Company violated the pre-tax interest coverage ratio covenant and the tangible net worth covenant due to a loss at September 30, 2008 and obtained a waiver from its financial lender. Selected details of short-term borrowings are as follows:

	Amount	Weighted Average Interest Rate
Balance at September 30, 2008	$-	0.0%
Average during 2008	$162,000	7.4%
Maximum during 2008 (month end)	$1,732,000	7.6%
Balance at September 30, 2007	$1,947,700	7.6%
Average during 2007	$577,000	7.8%
Maximum during 2007 (month end)	$1,947,700	7.8%

5. LEASES

Operating :
The Company leases a facility and certain equipment under operating leases expiring through November 2009.

The Company's minimum commitments under operating leases are as follows:

	2009	$17,867
	2010	450
	2011	-
	2012	-
Total		$18,317

Rental expense under these commitments was $39,231 (2008), $39,810 (2007) and $33,107 (2006).

A facility held under a capital lease has a net book value of $0 at September 30, 2008. Future minimum lease payments which extend through 2061 are immaterial.

6. STOCK OPTIONS

Under the Company's Key Employees Stock Option Plans (collectively the "Employee Plans") the Compensation Committee of the Board of Directors has the authority to grant options to Key Employees to purchase up to 47,200 Class A shares, net of granted options. The options are exercisable for up to 10 years. Incentive stock options are available at an exercise price of not less than market price on the date the option is granted. However, options available to an individual owning more than 10% of the Company's Class A shares at the time of grant must be at a price not less than 110% of the market price. Non-qualified stock options may be issued at such exercise price and on such other terms and conditions as the Compensation Committee may determine. No options may be granted at a price less than $2.925. All options granted under the Employee Plans are exercisable at September 30, 2008.

The Company's Outside Directors Stock Option Plans (collectively the "Directors Plans") provide for the automatic grant of options to purchase up to 43,000 shares of Class A common stock over a three year period to members of the Board of Directors who are not employees of the Company, at the fair market value on the date of grant. The options are exercisable for up to 10 years. All options granted under the Directors Plans become fully exercisable on February 21, 2011.

Non-cash compensation expense related to stock option plans for fiscal years ended September 30, 2008, 2007 and 2006 was $15,829, $13,402 and $0 respectively.

Transactions involving the plans are summarized as follows:

	2008	Weighted Average Exercise Price	2007	Weighted Average Exercise Price	2006	Weighted Average Exercise Price
Option Shares Employee Plans:						
Outstanding October 1,	93,150	$5.00	117,450	$5.60	125,000	$6.25
Granted	-	-	-	-	-	-
Canceled/expired	(5,300)	10.50	(13,900)	10.75	(7,550)	16.33
Exercised	(14,450)	6.65	(10,400)	4.11	-	-
Outstanding September 30, 2008 ($3.13 to $7.13 per share)	73,400	4.28	93,150	5.00	117,450	5.60
Exercisable September 30,	73,400	4.28	93,150	5.00	117,450	5.60
Director Plans:						
Outstanding October 1,	51,000	$6.63	48,000	$6.27	45,000	$7.19
Granted	6,000	11.00	6,000	10.50	6,000	5.25
Canceled/expired	(2,000)	12.25	(3,000)	8.50	(3,000)	18.00
Exercised	(12,000)	5.91	-	-	-	-
Outstanding September 30, 2008 ($3.55 to $11.00 per share)	43,000	7.18	51,000	6.63	48,000	6.27
Exercisable September 30,	31,000	6.14	39,000	6.19	36,000	6.36

The following is a summary of the range of exercise prices for stock options outstanding and exercisable under the Employee Plans and the Directors Plans at September 30, 2008.

Employee Plans	Outstanding Stock Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Life
Range of exercise Prices:			
$3.13 - 3.55	47,700	$3.41	2.4
$5.00 - 7.13	25,700	$5.90	.8
	73,400	$4.28	

Directors Plans	Outstanding Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Number of Stock Options Exercisable	Weighted Average Exercise Price
Range of exercise prices:					
$3.55 - 5.25	16,000	$4.35	5.1	14,000	$4.22
$6.45 - 8.50	15,000	$7.35	4.0	15,000	$7.35
$10.50 - 11.00	12,000	$10.75	9.0	2,000	$10.50
	43,000	$7.18		31,000	$6.14

On October 1, 2006, the Company adopted Statement of Financial Standards SFAS No. 123(r), Share-Based Payment, under the modified prospective method for its stock options for both employees and non-employee Directors. The adoption of SFAS No. 123(r) did not have a significant impact on the Company's operations and are presented as a cumulative effect of change in accounting principle on the Consolidated Statement of Income. The Company previously accounted for stock-based compensation plans under the disclosure only provisions of SFAS 123, which allowed the Company to continue to measure compensation costs for those plans using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to employees".

Compensation cost for fixed based awards are measured at the grant date, and the Company uses the Black-Scholes option pricing model to determine the fair value estimates for recognizing the cost of employee and director services received in exchange for an award of equity instruments. The Black-Scholes option pricing model requires the use of subjective assumptions which can materially affect the fair value estimates. Employee stock options are immediately exercisable while Director's stock options are exercisable over a three year period. The fair value of stock options grants to Directors is amortized over the three year vesting period. During fiscal year ended September 30, 2008 and 2007, $15,829 and $13,402 respectively was expensed as share-based compensation. Total compensation costs related to nonvested awards not yet recognized is $14,376 (2009) and $8,878 (2010) and $1,820 (2011). The following weighted-average assumptions were used in the option pricing model for 2008 and 2007: a risk free interest rate of 5.5% and 6.0%; an expected life of 10 and 10 years; an expected dividend yield of 1.1% and 1.9%; and a volatility factor of .37 and .37.

Prior to adopting the provisions of SFAS 123(r), the Company adopted the disclosure only provisions of SFAS 123, which allowed a company to measure compensation costs for those plans using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees. The Company elected to follow APB Opinion No. 25 and related interpretations in accounting for its stock options for both employees and non-employee Directors. Compensation costs for stock based awards is measured by the excess, if any, of the fair market value price at the grant date of the underlying stock over the amount the individual is required to pay for exercising the stock based award. Compensation cost for fixed based awards are measured at the grant date, and the Company used the

Black-Scholes option pricing model to determine the fair value estimates for disclosure purposes. The Black-Scholes option pricing model requires the use of subjective assumptions which can materially affect the fair value estimates. The following weighted-average assumptions were used in the option pricing model for 2006: a risk free interest rate of 6.0%; an expected life of 8 years; an expected dividend yield of 0.0%; and a volatility factor of .35.

Had compensation cost for fixed price stock options granted in 2006 been determined using the fair value method, pro forma net income (loss) and earnings (loss) per share would have been as follows:

		2006
Net Income (Loss)	- as reported	$803,613
Deduct: Total stock based employee and Director compensation expense determined under fair value based method for all awards, net of related tax effects		12,047
	- pro forma	$791,566
Basic Income (Loss) per share	- as reported	$.66
Diluted Income (Loss) per share	- as reported	$.64
Basic Income (Loss) per share	- pro forma	$.65
Diluted Income (Loss) per share	- pro forma	$.64

The effects of applying FAS No. 123 in this pro forma disclosure are not necessarily indicative of future amounts.

7. CAPITAL STOCK, TREASURY STOCK, AND CONTRIBUTED CAPITAL

Unissued shares of Class A common stock (571,266 and 599,016 shares in 2008 and 2007 respectively) are reserved for the share-for-share conversion rights of the Class B common stock and stock options under the Employee Plans and the Directors Plans (see note 6). The Class A shares have one vote per share and the Class B shares have three votes per share, except under certain circumstances such as voting on voluntary liquidation, sale of substantially all the assets, etc. Dividends up to $.10 per year, noncumulative, must be paid on Class A shares before any dividends are paid on Class B shares.

8. INCOME TAXES

A reconciliation of the provision (recovery) of income taxes to the statutory Federal income tax rate is as follows:

	2008	2007	2006
Income (Loss) Before Provision for Income Taxes	$(569,692)	$(626,549)	$1,077,113
Statutory rate	34%	34%	34%
	(193,695)	(213,027)	366,218
Permanent differences	(46,000)	(14,600)	9,900
Research and development credit - net	(98,800)	(100,300)	(93,400)
Valuation allowance	535,000	443,000	-
Adjustment to accrued income taxes	-	(106,600)	-
Other	3,502	(473)	(9,218)
	$200,007	$8,000	$273,500

Deferred tax assets (liabilities) consist of the following:

	2008	2007
Current:		
Inventories	$62,300	$162,900
Bad debts	3,400	3,400
Accrued liabilities	65,300	76,200
Prepaid expense	(27,000)	(23,600)
Net operating loss carryforward	-	136,000
Total current deferred income taxes	104,000	354,900
Noncurrent:		
Depreciation and amortization	177,300	209,700
Research and development and other credit carryforwards	1,556,000	1,403,200
Net operating loss carryforward	726,800	435,100
Contribution carryforward	241,400	65,900
Directors stock option plan	17,700	12,300
Other	-	7,107
	2,719,200	2,133,307
Valuation allowance	(978,000)	(443,000)
Total long-term deferred income taxes	1,741,200	1,690,307
Total	$1,845,200	$2,045,207

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the provisions of Interpretation No. 48 effective October 1, 2007. The Company did not incur any material impact to its financial condition or results of operations due to the adoption of Interpretation No. 48.

The Company has available a net operating loss carryforward of approximately $2,140,000 and a contribution carryforward of approximately $710,000. The net operating loss and research and development credit carryforwards will begin to expire in 2015. The valuation allowance was increased in 2008 due to additional losses and an increased likelihood of tax credits expiring before being utilized.

The Company's ability to realize the entire benefit of its deferred tax assets requires that the Company achieve certain future earning levels prior to the expiration of its net operating loss and research and development credit carryforwards. The Company could be required to record an additional valuation allowance of its deferred tax assets if market conditions continue to deteriorate and future earnings are below, or projected to be below, its current estimates. Because of the uncertainties involved with this significant estimate, it is reasonably possible that the Company's estimate may change in the near term.

9. EARNINGS PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings per share.

	2008	2007	2006
Basic Income (Loss) Per Share			
Income (Loss) available to common stockholders	$(769,699)	$(649,412)	$803,613
Shares denominator	1,239,449	1,213,984	1,211,245
Per share amount	$(.62)	$(.53)	$.66
Effect of Dilutive Securities			
Average shares outstanding	1,239,449	1,213,984	1,211,245
Stock options	-	-	34,937
	1,239,449	1,213,984	1,246,182
Diluted Income (Loss) Per Share			
Income (Loss) available to common stockholders	$(769,699)	$(649,412)	$803,613
Per share amount	$(.62)	$(.53)	$.64

10. EMPLOYEE BENEFIT PLANS

The Company has a formula based profit sharing bonus plan for officers and key employees. For fiscal years ended September 30, 2008 and 2007, the formula produced no bonus distribution. In addition the Board of Directors approved an additional bonus plan for fiscal year ended September 30, 2006. The bonus distribution was determined by the Compensation Committee of the Board of Directors. For fiscal year ended September 30, 2006, bonus expense amounted to approximately $575,000.

The Company has a 401(k) Savings and Retirement Plan covering all full-time employees. Company contributions to the plan, including matching of employee contributions, are at the Company's discretion. For fiscal years ended September 30, 2008, 2007 and 2006, the Company made no matching contributions to the plan.

The Company terminated its deferred compensation plan during 2006 which permitted selected management and highly compensated employees to make tax deferred contributions in the form of salary reductions. For fiscal year ended September 30, 2006 no deferrals were allocated by the participants to this plan. The funds were distributed to the plan participants in February 2006. The Company does not provide any other post retirement benefits to its employees.

11. SEGMENT AND RELATED INFORMATION

The Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which changes the way the Company reports the information about its operating segments.

The Company's four business units have a common management team and infrastructure. The indicators and gauges unit has different technologies and customers than the other business units. Therefore, the business units have been aggregated into two reportable segments: 1.) indicators and gauges and 2.) automotive related diagnostic tools and equipment. The Company's management evaluates segment performance based primarily on operating earnings before taxes. Non-operating items such as interest income and interest expense are included in general corporate expenses. Depreciation expense on assets used in manufacturing are considered part of each segment's operating performance. Depreciation expense on non-manufacturing assets are included in general corporate expenses.

Indicators and Gauges

This segment consists of products manufactured and sold primarily to companies in the aircraft and locomotive industry. Within the aircraft market, the primary customers are those companies that manufacture or service business and pleasure aircraft. Within the locomotive market, indicators and gauges are sold to both original equipment manufacturers and to operators of railroad equipment.

Automotive Diagnostic Tools and Equipment

This segment consists primarily of products designed and manufactured to support the testing or servicing of automotive systems using electronic means to measure vehicle parameters. These products are sold to OEM's and to the aftermarket using several brand names and a variety of distribution methods. Included in this segment are products used for state required testing of vehicle emissions. Also included in this segment are fastening control products used primarily by large manufacturers to monitor and control the "nut running process" (the controlled tightening of threaded fasteners) in assembly plants. This equipment provides high quality joint control and documentation.

Information by industry segment is set forth below:

Years Ended September 30,	**2008**	**2007**	**2006**
Net Sales			
Indicators and Gauges	$1,790,109	$1,866,095	$2,024,122
Automotive Diagnostic Tools and Equipment	10,280,217	10,653,966	13,853,597
	$12,070,326	$12,520,061	$15,877,719
Income (Loss) Before Provision for Income Taxes			
Indicators and Gauges	$173,124	$188,296	$356,615
Automotive Diagnostic Tools and Equipment	778,789	468,238	2,448,525
General Corporate Expenses	(1,521,605)	(1,283,083)	(1,728,027)
	$(569,692)	$(626,549)	$1,077,113

Asset Information :

Years Ended September 30,	**2008**	**2007**
Identifiable Assets		
Indicators and Gauges	$879,766	$779,534
Automotive Diagnostic Tools and Equipment	2,940,517	8,416,846
Corporate	4,690,720	3,557,510
	$8,511,003	$12,753,890

Geographical Information :

Included in the consolidated financial statements are the following amounts related to geographic locations:

Years Ended September 30,	**2008**	**2007**	**2006**
Revenue:			
United States of America	$11,821,904	$12,245,924	$14,518,239
Australia	31,541	48,888	33,629
Canada	147,908	125,658	684,225
England	55,472	382	-
Germany	8,645	89,358	617,857
Other foreign countries	4,856	9,851	23,769
	$12,070,326	$12,520,061	$15,877,719

All export sales to Australia, Canada, England, Germany and other foreign countries are made in United States of America Dollars.

12. COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is a co-defendant in two suits related to aircraft product liability. Attorneys for our insurance carrier are currently seeking our removal from both of these suits.

In addition, the Company is the plaintiff in a suit pursuing patent infringement against a competitor in the emissions market.

Management believes that it is not currently possible to estimate the impact, if any, that the ultimate resolution of these matters will have on the company's results of operations, financial position or cash flows.

13. QUARTERLY DATA (UNAUDITED)

	First	Second	Third	Fourth
Net Sales				
2008	$7,241,412	$1,699,468	$1,704,816	$1,424,630
2007	2,191,630	1,540,952	2,817,235	5,970,244
2006	2,703,224	3,613,401	4,221,159	5,339,935
Gross Profit				
2008	3,314,079	438,084	437,612	537,649
2007	757,496	387,274	1,108,334	2,474,573
2006	1,227,951	1,316,035	2,000,299	2,547,275
Income (Loss) before cumulative effect of change in accounting principle				
2008	1,108,889	(474,456)	(535,657)	(868,475)
2007	(375,881)	(741,416)	31,321	451,427
2006	104,503	(105,972)	293,975	511,107
Net Income (Loss)				
2008	1,108,889	(474,456)	(535,657)	(868,475)
2007	(1)(390,744)	(741,416)	31,321	451,427
2006	104,503	(105,972)	293,975	511,107
Income (Loss) per Common Share before cumulative effect of change in accounting principle				
Basic				
2008	.90	(.38)	(.43)	(.71)
2007	(.31)	(.61)	.02	.38
2006	.09	(.09)	.24	.42
Diluted				
2008	.85	(.38)	(.43)	(.66)
2007	(.31)	(.61)	.02	.38
2006	.08	(.09)	.24	.41
Net Income (Loss) per Common Share				
Basic				
2008	.90	(.38)	(.43)	(.71)
2007	(.32)	(.61)	.02	.38
2006	.09	(.09)	.24	.42
Diluted				
2008	.85	(.38)	(.43)	(.66)
2007	(.32)	(.61)	.02	.38
2006	.08	(.09)	.24	.41

(1) The first quarter 2007 includes a $14,863 charge from a change in accounting for stock-based compensation, net of tax of $8,000.

SELECTED FINANCIAL DATA

FOR THE YEARS ENDED SEPTEMBER 30

	2008	2007	2006	2005	2004
	(In Thousands of Dollars, except per share amounts)				
Net Sales	$ 12,070	$ 12,520	$ 15,878	$ 9,671	$ 15,721
Net Income (Loss)	$ (770)	$ (649)	$ 804	$ (1,574)	$ 660
Working Capital	$ 5,386	$ 5,950	$ 6,790	$ 6,127	$ 7,654
Total Assets	$ 8,511	$ 12,754	$ 12,107	$ 10,373	$ 11,715
Long-term Debt	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-
Total Stockholders' Equity	$ 7,872	$ 8,459	$ 9,256	$ 8,565	$ 10,106
Net Income (Loss) Per Share	$ (.62)	$ (.53)	$ .66	$ (1.30)	$ .54
Dividends Declared					
Per Share:					
Class A	$ -0-	$ .10	$ -0-	$ .10	$ -0-
Class B	$ -0-	$ .10	$ -0-	$ .10	$ -0-
Stockholders' Equity					
Per Share:	$ 6.31	$ 6.92	$ 7.64	$ 7.07	$ 8.30
Return on Sales	(6.4%)	(5.2%)	5.1%	(16.3%)	4.2%
Return on Assets	(7.2%)	(5.2%)	7.2%	(14.3%)	6.0%
Return on Equity	(9.4%)	(7.3%)	9.0%	(16.9%)	6.7%
Closing Stock Price	$ 9.00	$ 12.75	$ 5.90	$ 4.80	$ 5.30

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 8A(T). CONTROLS AND PROCEDURES

As of September 30, 2008, an evaluation was performed, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer along with the Company's Senior Vice President, Finance and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon that evaluation, the Company's management, including the Chief Executive Officer along with the Company's Senior Vice President, Finance and Chief Financial Officer, concluded that the Company's disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act") were effective as of September 30, 2008 to ensure that information required to be disclosed by the Company in reports that it files and submits under the Exchange Act is (1) recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. There were no changes in the Company's internal controls over financial reporting during the fourth fiscal quarter ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting.

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes policies and procedures that (1) pertain to maintaining records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorization of the Company's management and directors, and (3) provide reasonable assurance regarding prevention or the timely detection of unauthorized acquisition, use or disposal of the company's assets that could have a material effect on the financial statements.

Management, including the Company's Chief Executive Officer along with the Company's Senior Vice President, Finance and Chief Financial Officer, does not expect that the Company's internal controls will prevent or detect all errors and all fraud. An internal control system no matter how well designed and operated can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, collusion of two or more people, or by management override of the control. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Hickok Incorporated is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in rules 13a-15(f) and 15d-15(f) of the securities Exchange Act of 1934, as amended. Under the supervision and with the participation of management, including the Company's Chief Executive Officer along with the Company's Senior Vice President, Finance and Chief Financial Officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of September 30, 2008, as required by Rule 13a-15(c) of the Securities Exchange Act of 1934, as amended. In making this assessment, we used the criteria set forth in the framework in Internal Control-Integrated Framework for Small Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework for Small Public Companies, our management concluded that our internal control over financial reporting was effective as of September 30, 2008.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

/s/ R. L. Bauman

R. L. Bauman
Chief Executive Officer

/s/ G. M. Zoloty

G. M. Zoloty
Chief Financial Officer

December 2, 2008

ITEM 8B. OTHER INFORMATION

Not Applicable.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS AND CORPORATE GOVERNANCE; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

The information required by this Item 9 as to the Directors of the Company is incorporated herein by reference to the information set forth under the caption "Information Concerning Nominees for Directors" in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on February 25, 2009, since such Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the end of the Company's fiscal year pursuant to Regulation 14A. Information required by this Item 9 as to the Executive Officers of the Company is included in Part I of this Annual Report on Form 10-KSB. Information required by this Item as to the Audit Committee, the Audit Committee financial expert, the procedures for recommending nominees to the Board of Directors and compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to the information set forth under the captions "Information Regarding Meetings and Committees of the Board of Directors" and "Section 16(a)Beneficial Ownership Compliance" in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on February 25, 2009.

The Company has historically operated under informal ethical guidelines, under which the Company's principal executive, financial, and accounting officers, are held accountable. In accordance with these guidelines, the Company has always promoted honest, ethical and lawful conduct throughout the organization and has adopted a written Code of Ethics for the Chief Executive Officer and Chief Financial Officer. In addition, the Company adopted and the Board of Directors approved a written Code of Business Conduct for all officers and employees. The Company also implemented a system to address the "Whistle Blower" provision of the Sarbanes-Oxley Act of 2002.

ITEM 10. EXECUTIVE COMPENSATION

The information required by this Item 10 is incorporated by reference to the information set forth under the caption "Executive Compensation" in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on February 25, 2009, since such Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the end of the Company's fiscal year pursuant to Regulation 14A.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table provides information as of September 30, 2008 with respect to compensation plans (including individual compensation arrangements) under which Common Stock of the Company is authorized for issuance under compensation plans previously approved and not previously approved by shareholders of the Company.

	(a)	(b)	(c)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	104,400	$4.83	56,200
Equity compensation plans not approved by security holders	-	-	-
Total	104,400		56,200

Other information required by this Item 11 is incorporated by reference to the information set forth under the captions "Principal Shareholders" and "Share Ownership of Directors and Officers" in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on February 25, 2009, since such Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the end of the Company's fiscal year pursuant to Regulation 14A.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 12 is incorporated by reference to the information set forth under the caption "Transactions with Management" in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on February 25, 2009, since such Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the end of the Company's fiscal year pursuant to Regulation 14A.

ITEM 13. EXHIBITS

(a) (1) FINANCIAL STATEMENTS

The following Consolidated Financial Statements of the Registrant and its subsidiaries are included in Part II, Item 7:

(a) (2) FINANCIAL STATEMENT SCHEDULES

The following Consolidated Financial Statement Schedules of the Registrant and its subsidiaries are included in Item 13 hereof.

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

(a) (3) EXHIBITS

Reference is made to the Exhibit Index set forth herein.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is incorporated by reference to the information set forth under the caption "Independent Public Accountants" in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on February 25, 2009, since such Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the end of the Company's fiscal year pursuant to Regulation 14A.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HICKOK INCORPORATED

By: /s/ Robert L. Bauman
Robert L. Bauman
President and Chief Executive Officer
Date: December 24, 2008

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated and on the 24th day of December, 2008:

SIGNATURE:	TITLE
/s/ Janet H. Slade Janet H. Slade	Chairman
/s/ Robert L. Bauman Robert L. Bauman	President and Chief Executive Officer (Principal Executive Officer)
/s/ Gregory M. Zoloty Gregory M. Zoloty	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ T. Harold Hudson T. Harold Hudson	Director
/s/ James T. Martin James T. Martin	Director
/s/ Michael L. Miller Michael L. Miller	Director
/s/ Jim N. Moreland Jim N. Moreland	Director
/s/ Hugh S. Seaholm Hugh S. Seaholm	Director

Exhibit 31.1

RULE 13a-14(a)/15d-14(a) CERTIFICATION OF CHIEF EXECUTIVE OFFICER

Robert L. Bauman, Chief Executive Officer

I, Robert L. Bauman, Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-KSB of Hickok Incorporated (the "small business issuer");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

By:

/s/ R. L. Bauman

R. L. Bauman
Chief Executive Officer
December 23, 2008

Exhibit 31.2

RULE 13a-14(a)/15d-14(a) CERTIFICATION OF CHIEF FINANCIAL OFFICER

Gregory M. Zoloty, Senior Vice President, Finance and Chief Financial Officer

I, Gregory M. Zoloty, Senior Vice President, Finance and Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-KSB of Hickok Incorporated (the "small business issuer");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

By:

/s/ G. M. Zoloty

G. M. Zoloty
Senior Vice President, Finance and Chief Financial Officer
December 23, 2008

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Hickok Incorporated (the "Company") on Form 10-KSB for the period ending September 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert L. Bauman, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

1. the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ R. L. Bauman

R. L. Bauman

Chief Executive Officer

December 23, 2008

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Hickok Incorporated (the "Company") on Form 10-KSB for the period ending September 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gregory M. Zoloty, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

1. the Report fully complies with the requirements of section 13(a) or 15(d)of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all materialrespects, the financial condition and results of operations of the Company.

/s/ G. M. Zoloty

G. M. Zoloty

Chief Financial Officer

December 23, 2008

EXHIBIT INDEX

EXHIBIT NO.:	DOCUMENT
3(a)	Articles of Incorporation and Code of Regulations.*
3(b)	Amendment to Articles of Incorporation (incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995, File No. 0-147).
10(a)(i)	Promissory Note Modification Agreement, dated February 7, 2008, by and between the Company and National City Bank effective through February 28, 2010.
10(a)(ii)	Promissory Note Modification Agreement, dated September 25, 2006, by and between the Company and National City Bank (incorporated herein by reference to the appropriate exhibit to the Company's Form 8-K as filed with the Commission on September 29, 2006) effective through February 28, 2008.
10(a)(iii)	Commercial Note, dated March 27, 2006, by and between the Company and National City Bank (incorporated herein by reference to the appropriate exhibit to the Company's Form 8-K as filed with the Commission on March 31, 2006) effective through February 28, 2007.
10(a)(iv)	Addendum to Commercial Note, dated March 27, 2006, by and between the Company and National City Bank (incorporated herein by reference to the appropriate exhibit to the Company's Form 8-K as filed with the Commission on March 31, 2006) effective through February 28, 2007.
10(a)(v)	Borrowing Base Addendum to Commercial Note, dated March 27, 2006, by and between the Company and National City Bank (incorporated herein by reference to the appropriate exhibit to the Company's Form 8-K as filed with the Commission on March 31, 2006) effective through February 28, 2007.
10(b)	Hickok Incorporated 1997 Outside Directors Stock Option Plan (incorporated herein by reference to the appropriate exhibit to the Company's Registration Statement on Form S-8 as filed with the Commission on September 17, 1998).
10(c)	Hickok Incorporated 1997 Key Employees Stock Option Plan (incorporated herein by reference to the appropriate exhibit to the Company's Registration Statement on Form S-8 as filed with the Commission on September 17, 1998).

10(d)	Hickok Incorporated 2000 Outside Directors Stock Option Plan (incorporated herein by reference to the appropriate exhibit to the Company's Registration Statement on Form S-8 as filed with the Commission on June 6, 2001).
10(e)	Hickok Incorporated 2000 Key Employees Stock Option Plan (incorporated herein by reference to the appropriate exhibit to the Company's Registration Statement on Form S-8 as filed with the Commission on June 6, 2001).
10(f)	Hickok Incorporated 2003 Outside Directors Stock Option Plan (incorporated herein by reference to the appropriate exhibit to the Company's Registration Statement on Form S-8 as filed with the Commission on June 9, 2005).
11	Computation of Net Income Per Common Share.
14	Hickok Incorporated Financial Code of Ethics for the Chief Executive Officer and Specified Financial Officers.
21	Subsidiaries of the Registrant.
23	Consent of Independent Registered Public Accounting Firm.
31.1	Rule 13a-14(a)/15d-14(a)Certification by the Chief Executive Officer.
31.2	Rule 13a-14(a)/15d-14(a)Certification by the Chief Financial Officer.
32.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Reference is made to the Company's basic documents filed as Exhibits 3(a) and 3(b) to the Company's Registration Statement on Form S-1, dated September 1, 1959, as supplemented by Amendments 1 and 2 thereto, dated respectively October 15, 1959, and October 19, 1959 (the October 15, 1959 amendment containing an Amendment to Articles of Incorporation, dated September 29, 1959) and such exhibits are hereby incorporated by reference herein.

The following pages contain the Consolidated Financial Statement Schedules as specified for Item 7 of Part II of Form 10-KSB.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AS TO CONSOLIDATED SCHEDULES

To the Shareholders and Board of Directors
Hickok Incorporated
Cleveland, Ohio

We have audited the consolidated financial statements of HICKOK INCORPORATED (the "Company") as of September 30, 2008 and 2007, and for each of the years in the three-year period ended September 30, 2008, and have issued our report thereon dated December 2, 2008; such consolidated financial statements and report are included in Part II, Item 7 of this Form 10-KSB. Our audits also included the consolidated financial statement schedules ("schedules") of the Company listed in item 13. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Meaden & Moore, Ltd.

MEADEN & MOORE, Ltd.
Certified Public Accountants

December 19, 2008
Cleveland, Ohio

HICKOK INCORPORATED

SCHEDULE VIII - VALUATION AND QUALIFYING ACCOUNTS

Col. A	Col. B	Col. C		Col. D	Col. E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Deducted from Asset Accounts:					
		Year Ended September 30, 2006			
Reserve for doubtful accounts	$ 50,000	$ 22,482 (1)	$ 4,244 (2)	$ 1,726 (3)	$ 75,000
Reserve for inventory obsolescence	$ 425,000	$ 337,791	$ -	$ 87,761 (4)	$ 675,000
Reserve for product warranty	$ 52,246	$ 6,470	$ -	$ 37,861	$ 20,855
Valuation allowance deferred taxes	$ -	$ -	$ -	$ -	$ -
		Year Ended September 30, 2007			
Reserve for doubtful accounts	$ 75,000	$(69,686) (1)	$ - (2)	$ (4,686) (3)	$ 10,000
Reserve for inventory obsolescence	$ 675,000	$ 106,259	$ -	$ 309,259 (4)	$ 472,000
Reserve for product warranty	$ 20,855	$ 53,208	$ -	$ 60,299	$ 13,764
Valuation allowance deferred taxes	$ -	$ 443,000	$ -	$ -	$ 443,000
		Year Ended September 30, 2008			
Reserve for doubtful accounts	$ 10,000	$ 412 (1)	$ 3,504 (2)	$ 3,916 (3)	$ 10,000
Reserve for inventory obsolescence	$ 472,000	$(112,601)	$ -	$ 171,399 (4)	$ 188,000
Reserve for product warranty	$ 13,764	$ 99,307	$ -	$ 107,431	$ 5,640
Valuation allowance deferred taxes	$ 443,000	$ 535,000	$ -	$ -	$ 978,000

(1) Classified as bad debt expense.

(2) Recoveries on accounts charged off in prior years.

(3) Accounts charged off during year as uncollectible.

(4) Inventory charged off during the year as obsolete.

HICKOK INCORPORATED
SCHEDULE IX - SHORT-TERM BORROWINGS

Col. A	Col. B	Col. C	Col. D	Col. E	Col. F
Category of Aggregate Short-term Borrowings	Balance at End of Period	Weighted Average Interest Rate	Maximum Amount Outstanding During the Period	Average Amount Outstanding During the Period (2)	Weighted Average Interest Rate During the Period (3)
		Year Ended September 30, 2006			
Note Payable to Bank (1)	$1,348,000	7.54%	$1,550,000	$ 835,583	7.47%
		Year Ended September 30, 2007			
Note Payable to Bank (1)	$1,947,700	7.69%	$1,947,700	$ 535,575	7.78%
		Year Ended September 30, 2008			
Note Payable to Bank (1)	$ -	7.55%	$1,732,000	$ 69,053	7.40%

(1) Note payable to bank represents borrowings under a revolving credit facility which expires February 28, 2010.

(2) The average amount outstanding during the period was computed by dividing the total of daily outstanding principal balances by 365.

(3) The weighted average interest rate during the period was computed by dividing the actual interest by the average short-term debt outstanding.

This Page Intentionally Left Blank

Exhibit 10 (a) (i)

Obligor #**********
Obligation #**********

PROMISSORY NOTE MODIFICATION AGREEMENT

THIS PROMISSORY NOTE MODIFICATION AGREEMENT ("***Modification***") is made and entered into on February 7, 2008 but is effective as of February 7, 2008 by and among **Hickok Incorporated** (collectively "***Borrower***") and **NATIONAL CITY BANK, A NATIONAL BANKING ASSOCIATION ("*Bank*")**.

WHEREAS, Bank agreed to lend to Borrower an amount not to exceed the sum of **Two Million Five Hundred Thousand and 00/100 Dollars** ($2,500,000.00) ("***Loan***"), which Loan was evidenced by a certain Commercial Note: Revolving Credit dated March 27, 2006 in the face amount of Two Million Five Hundred Thousand and 00/100 Dollars ($2,500,000.00) (as extended, amended or otherwise modified to date, the "***Note***") (the said Note and any other instrument or document given in connection with or to secure the Loan being collectively referred to as "***Loan Documents***").

WHEREAS, the parties hereto desire to modify the Note as hereinafter provided.

NOW, THEREFORE, in consideration of the foregoing promises and the covenants contained herein, the parties hereto agree as follows:

1. Liability of Borrower. Borrower hereby ratifies and reconfirms Borrower's obligations and all liability to Bank under the terms and conditions of the Loan Documents and acknowledges that Borrower has no defenses to or rights of set-off against Borrower's obligations and all liability to Bank thereunder. Borrower further acknowledges that Bank has performed all of Bank's obligations under the Loan Documents.

2. Modification. (a) The note is hereby modified to extend the expiration date from February 28, 2008 to February 28, 2010.

(b) Payments prior to the first scheduled payment above have been made as evidenced by the books and records of Bank.

3. Ratification of Loan Documents. The Loan Documents are in all respects ratified and confirmed by the parties hereto and incorporated by reference herein, and each of the Loan Documents and this Modification shall be read, taken and construed as one and the same instrument. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Note. In the event of any conflict between the terms and provisions of this Modification and the terms and provisions of the Note, the terms and provisions of this Modification shall control.



4. Confession of Judgment. Borrower hereby authorizes any attorney at law to appear in any state or federal court of record in the United States of America after the maturity hereof (whether occurring by lapse of time or acceleration), to waive the issuance and service of process, to admit the maturity of the Note and the amount then appearing due, to confess judgment against Borrower in favor of the holder hereof for the amount then appearing due, together with interest and costs of suit, and thereupon to release all errors and to waive all rights of appeal and stay of execution. No judgment shall bar any subsequent judgment. Should any judgment be vacated for any reason, this warrant of attorney nevertheless may thereafter be used for obtaining additional judgments.

IN WITNESS WHEREOF, the undersigned have caused this Modification to be executed as of the day and year first above written.

WARNING - BY SIGNING THIS PAPER YOU GIVE UP YOUR RIGHT TO NOTICE AND COURT TRIAL. IF YOU DO NOT PAY ON TIME A COURT JUDGMENT MAY BE TAKEN AGAINST YOU WITHOUT YOUR PRIOR KNOWLEDGE AND THE POWERS OF A COURT CAN BE USED TO COLLECT FROM YOU REGARDLESS OF ANY CLAIMS YOU MAY HAVE AGAINST THE CREDITOR WHETHER FOR RETURNED GOODS, FAULTY GOODS, FAILURE ON HIS PART TO COMPLY WITH THE AGREEMENT, OR ANY OTHER CAUSE.

Hickok Incorporated
an Ohio corporation

By: /s/ Gregory M. Zoloty
Gregory M. Zoloty
Its: Chief Financial Officer

NATIONAL CITY BANK, A NATIONAL BANKING ASSOCIATION

By: /s/ R. W. Carpenter
Bob Carpenter
Its: Senior Vice President



Exhibit 11

HICKOK INCORPORATED
CONSOLIDATED STATEMENT OF COMPUTATION OF EARNINGS
PER COMMON SHARE AND SHARE EQUIVALENTS

Years Ended September 30,	2008	2007	2006
NET INCOME			
Net income (loss) applicable to common shares for basic earnings per share	$(769,699)	$(649,412)	$803,613
Net income (loss) applicable to common shares for diluted earnings per share	$(769,699)	$(649,412)	$803,613
SHARES OUTSTANDING			
Weighted average shares for basic earnings per share	1,239,449	1,213,984	1,211,245
Net effect of dilutive stock options - based on the treasury stock method using year-end market price, if higher than average market price	-*	-*	34,937
Total shares for diluted earnings per share	1,239,449	1,213,984	1,246,182
Basic Earnings Per Common Share	$(.62)	$(.53)	$.66
Diluted Earnings Per Common Share	$(.62)	$(.53)	$.64

* Net effect of stock options was antidilutive for the period.

Exhibit 14

HICKOK INCORPORATED

FINANCIAL CODE OF ETHICS FOR THE CHIEF EXECUTIVE OFFICER AND SPECIFIED FINANCIAL OFFICERS

This Hickok Incorporated Financial Code of Ethics applies to Hickok's principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. Hickok expects all of its employees to act with personal and professional integrity in all aspects of their employment, to comply with all applicable laws, rules and regulations, to deter wrongdoing and to abide by Hickok's other policies and procedures that govern the conduct of Hickok employees. This Financial Code of Ethics is intended to supplement Hickok's other policies and procedures.

You shall:

(1) Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(2) Produce full, fair, accurate, timely, and understandable disclosure in reports and documents that Hickok files with, or submits to, the Securities and Exchange Commission and other regulators and in other public communications made by Hickok;

(3) Comply with applicable governmental laws, rules and regulations, as well as the rules and regulations of self-regulatory organizations of which Hickok is a member;

(4) Promptly report any possible violation of this Financial Code of Ethics to the Chairman of the Audit Committee; and

(5) Take all reasonable measures to protect the confidentiality of non-public, proprietary information about Hickok and its customers obtained or created in connection with your activities and to prevent the unauthorized disclosure of such information unless required by applicable law or regulation or legal or regulatory process.

You understand that you are prohibited from directly or indirectly taking any action to fraudulently influence, coerce, manipulate or mislead Hickok's independent public accountants for the purpose of rendering the financial statements of Hickok misleading.

You further understand that you will be held accountable for your adherence to this Financial Code of Ethics. Your failure to observe the terms of this Financial Code of Ethics may result in disciplinary action. Violations of this Financial Code of Ethics also may constitute violations of law and may result in civil and criminal penalties for you and/or Hickok.

Exhibit 21

HICKOK INCORPORATED

Subsidiaries of Registrant

COMPANY NAME	STATE OF INCORPORATION
Supreme Electronics Corp.	Mississippi
Waekon Corp.	Ohio



Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statement No. 33-68196 on Form S-8 dated September 1, 1993, Registration Statement No. 333-63597 on Form S-8 dated September 17, 1998 and Registration Statement No. 333-125672 on Form S-8 dated June 9, 2005 of our report on the consolidated financial statements and report as to schedules included in the Annual Report on Form 10-KSB of Hickok Incorporated for the year ended September 30, 2008.

/s/ Meaden & Moore, Ltd.

MEADEN & MOORE, Ltd.
Certified Public Accountants

December 2, 2008
Cleveland, Ohio



CORPORATE OFFICERS

Robert L. Bauman
President and Chief Executive Officer

Thomas F. Bauman
Senior Vice President, Sales and Marketing

William A. Bruner
Senior Vice President, Manufacturing Operations

Gregory M. Zoloty
Senior Vice President, Finance, Chief Financial Officer,
Chief Accounting Officer, and Assistant Secretary

Rick Allen
Vice President, Production Engineering

James Arnold
Vice President, Production

Timothy L. Bauman
Vice President, Marketing
Product Management

Michael Cable
Vice President, OEM Sales

David Carlon
Vice President, Materials Management

George R. Hart
Vice President, Engineering

Gregory A. Nowak
Vice President, Marketing
Advertising & Sales Support

John J. Jenkins
Secretary

Fiscal 2008 Form 10-KSB Annual Report is available by visiting our website: www.hickok-inc.com

Shareholders who desire a copy of the fiscal 2008 Form 10-KSB Annual Report may obtain it without charge by writing to:

Carmelita Gerome
Hickok Incorporated
10514 Dupont Avenue
Cleveland, OH 44108-1399

DIRECTORS

Robert L. Bauman
President and Chief Executive Officer
Hickok Incorporated

T. Harold Hudson
Consultant, President, AAPRA Associates, LLC

James T. Martin
Consultant

Michael L. Miller
Retired Partner, Calfee, Halter & Griswold LLP

Jim N. Moreland
Retired Senior Engineer

Hugh S. Seaholm
President and Chief Executive Officer
Universal Metal Products, Inc.

Janet H. Slade
Chairman

OPERATIONS

Cleveland, Ohio
Administration, Engineering, Sales and Marketing

Greenwood, Mississippi
Manufacturing

LEGAL COUNSEL
Calfee, Halter & Griswold LLP, Cleveland, Ohio

TRANSFER AGENT AND REGISTRAR
Computershare Investor Services LLC, Chicago, Illinois

AUDITORS
Meaden & Moore, Ltd., Cleveland, Ohio

HICKOK
INCORPORATED

HICKOK
INCORPORATED

PRODUCTS FOR AUTOMOTIVE, EMISSIONS TESTING, AIRCRAFT, AND LOCOMOTIVE

- Automotive Diagnostic Products & Specialty Tools
- Automotive Emissions Testing Products
- Torque Control Systems
- Custom Automotive Products
- Indicating Instruments

Certified to ISO 9001:2000

An Equal Opportunity Employer

FACILITIES

Hickok Incorporated – Corporate Headquarters

10514 Dupont Avenue
Cleveland, Ohio 44108-1399
(216) 541-8060 Phone
(216) 761-9879 Fax
(800) 342-5080 Toll Free

Hickok Manufacturing

1714 Carrollton Avenue
Greenwood, Mississippi 38930-5818
(662) 453-6212 Phone
(662) 455-2446 Fax

Waekon® a division of Hickok Inc.

10514 Dupont Avenue
Cleveland, Ohio 44108-1399
(216) 541-8060 Phone
(216) 761-9879 Fax
(800) 342-5080 Toll Free

WEBSITES

www.hickok-inc.com
www.waekon.com
www.quick-n-ezparts.com

END